Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal Year Ended March 31, 2020

June 10, 2020

TABLE OF CONTENTS

Basis of Presentation	1
Market and Industry Data	1
Cautionary Note Regarding Forward-Looking Statements	2
Corporate Structure	3
General Development of the Corporation	4
Description of the Business	9
Risk Factors	30
Dividends	53
Description of Our Share Capital	53
Market for Our Securities	54
Directors and Officers	56
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	60
Legal Proceedings and Regulatory Actions	61
Interest of Management and Others in Material Transactions	62
Escrowed Securities	62
Transfer Agents and Registrars	62
Material Contracts	63
Interest of Experts	63
Report on Audit Committee	63
Additional Information	65
Schedule “A” Charter of the Audit Committee of the Board of Directors	A-1

Basis of Presentation

As used in this annual information form (“AIF”), unless the context otherwise requires, references to “Neptune”, the “Corporation”, “we”, “us”, “our” or similar expressions refer to Neptune Wellness Solutions Inc. (previously Neptune Technologies & Bioressources Inc.) and its subsidiaries, collectivelly or individually.

Unless otherwise noted, in this AIF, all information is presented as of March 31, 2020. All references in this AIF to “dollars”, “CDN$” and “$” refer to Canadian dollars and references to “US$” refer to United States dollars, unless otherwise expressly stated.

References in this AIF to our fiscal year refer to the fiscal year ended March 31. For example, references to “Fiscal 20” refer to our fiscal year ended March 31, 2020.

We have proprietary and usage rights to a number of company names, product names, trade names and trademarks used in this AIF that are important to our business, such as, NEPTUNE WELLNESS SOLUTIONS ®, MaxSimil® Forest Remedies™ and Ocean Remedies™. We may omit the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this AIF.

Market and Industry Data

Market data and certain industry data and forecasts included in this AIF were obtained or derived from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this AIF. While we are not aware of any misstatements regarding Neptune’s industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and elsewhere in this AIF. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This AIF may only be used for the purpose for which it has been published.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements, including, without limitation, statements relating to certain expectations, projections, new or improved product introductions, market expansion efforts, and other information related to our business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by us and expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about: the performance of our production facilities; our ability to maintain customer relationships and demand for our products; the overall business and economic conditions; the potential financial opportunity of our addressable markets; the competitive environment; the protection of our current and future intellectual property rights; our ability to recruit and retain the services of our key personnel; our ability to develop commercially viable products; our ability to pursue new business opportunities such as legal cannabis oil production; our ability to obtain additional financing on reasonable terms or at all; our ability to complete and, as applicable, integrate our acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where we are currently doing business or intend to do business.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors”. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors” and elsewhere in this AIF, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. Unless otherwise indicated, forward-looking statements in this AIF describe our expectations as of the date of this AIF and, accordingly, are subject to change after such date. We do not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

Corporate Structure

Name, Address and Incorporation

Neptune was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998 and is now governed by the Business Corporations Act (Québec). Neptune’s head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3 and its website address is www.neptunecorp.com. The common shares of Neptune (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Stock Market (“NASDAQ”) under the symbol “NEPT”.

Since its incorporation, Neptune has amended its articles on numerous occasions. The Corporation first amended its articles on May 30, 2000 to convert its then issued and outstanding shares into newly-created classes of shares. The Corporation’s articles were also amended on May 31, 2000 to create Series A Preferred Shares. On August 29, 2000, the Corporation converted all its issued and outstanding Class A shares into Class B subordinate shares. On September 25, 2000, the Corporation further amended its share capital to eliminate its Class A shares and converted its Class B subordinate shares into Common Shares. On November 1, 2013, the Corporation amended its articles of incorporation to reflect certain changes to items relating to board matters. On August 22, 2018, the Corporation amended its articles of incorporation to change its name to Neptune Wellness Solutions Inc.

Intercorporate Relationships

The activities of Neptune are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of Neptune as at March 31, 2020, as well as their jurisdiction of organization and the percentage held by Neptune in each of them.

Name	Jurisdiction of Organization	Percentage Held by Neptune
Biodroga Nutraceuticals Inc.	Québec	100%
9354-7537 Québec Inc.	Québec	100%
Neptune Holding USA, Inc.	Delaware	100%
Sugarleaf Labs, Inc.	Delaware	100%

Biodroga Inc. was acquired by Neptune on January 7, 2016, and on March 1, 2016, it was amalgamated with an inactive subsidiary of Neptune, NeuroBioPharm Inc., and became Biodroga Nutraceutical Inc. (“Biodroga”).

9354-7537 Québec Inc. was incorporated on February 6, 2017. It is a wholly-owned subsidiary of Neptune that was created with the intent of submitting an application to become a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and to obtain a Control Substance Licence (also referred to as a Dealer’s Licence) under the Controlled Drugs and Substances Act (“CDSA”), which was transitioned to an application for a license for standard processing under the Cannabis Act and the Cannabis Regulations with the coming into force of the new legislation and regulations on October 17, 2018. See “Description of the Business – Business Overview & Mission”.

On May 3, 2019, Neptune incorporated Neptune Holdings USA, Inc., a Delaware corporation wholly-owned by Neptune, which was created in connection with the proposed acquisition of the business of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”). See “General Development of the Corporation – Fiscal Year Ended March 31, 2020 – Acquisition of the Assets of Hemp Processor SugarLeaf”.

On May 3, 2019, Neptune incorporated Neptune Acquisition USA, Inc., a Delaware corporation wholly-owned by Neptune Holding USA, Inc., which was created in connection with the proposed acquisition of the business of SugarLeaf. On May 13, 2019, Neptune filed a Certificate of Amendment of Certificate of Incorporation to change its name to Sugarleaf Labs, Inc. See “General Development of the Corporation – Fiscal Year Ended March 31, 2020 – Acquisition of the Assets of Hemp Processor SugarLeaf”.

Recent Subsidiaries since March 31, 2020

On April 16, 2020, Neptune incorporated Neptune Health & Wellness Innovation, Inc., a Delaware corporation wholly-owned by Neptune Holding USA, Inc. The Corporation intends to operate its health and wellness products business, including but not limited to hand sanitizer products. Please see sections entitled “Fiscal Year Ended March 31, 2020” and “Recent Business Developments” under the heading “General Development of the Corporation”, below.

On May 21, 2020, Neptune incorporated Neptune Forest, Inc., Neptune Ocean, Inc., and Neptune Growth Ventures, Inc., each a Delaware corporation wholly-owned by Neptune Holding USA, Inc.  The Corporation intends to commercialize the Forest Remedies™ and Ocean Remedies™ brands through Neptune Forest, Inc. and Neptune Ocean, Inc., respectively.

Neptune Growth Ventures, Inc. has been formed to act as Neptune’s strategic investment arm and technology incubator. The Corporation will actively invest in emerging and innovative companies, helping them to scale globally and grow into new markets while creating new brands, technologies and business models to drive the industries in which the Corporation operates.

On May 22, 2020, Neptune incorporated 9418-1252 Quebec Inc. and Neptune Wellness Brands Canada, Inc., each a Quebec corporation wholly-owned by Neptune. The Corporation intends to commercialize branded products in Canada through Neptune Wellness Brands Canada, Inc. 9418-1252 Quebec Inc. will hold certain assets of the Corporation relating to its facility in Sherbrooke, Quebec.

General Development of the Corporation

Fiscal Year Ended March 31, 2018

Application with Health Canada under ACMPR

In April 2017, the Corporation submitted a written application to Health Canada to become a Licensed Producer of medical cannabis, which at that time had been confirmed by the agency as having cleared the Security Clearance Process and being in active review.

Transaction Concluded with Aker BioMarine

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) concluded an agreement whereby Aker BioMarine acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of aproximately $43 million (US$34 million) paid at closing (the “Aker Transaction”). As a result of the Aker Transaction, Neptune exited bulk krill oil manufacturing and distribution activities and Aker BioMarine became the exclusive krill oil supplier to Neptune’s solutions business.

Neptune’s Sherbrooke facility was not part of the Aker Transaction, and was kept to be used for the development of unique extractions targeted towards high potential growth segments such as in the legal cannabis industry. A large number of our employees saw their employment terminated as part of the Aker Transaction.

Phase I - $5M Investment in Cannabis Extraction Capacity

On November 14, 2017, Neptune announced a capital investment of $5 million for the payment of building improvements and specific equipment required to process cannabis oil at our current extraction facility. It was completed by August 2018, on time and on budget.

Licensing Agreement Combining MaxSimil Technology with Cannabinoids

On November 27, 2017, we announced the signature of an exclusive, worldwide and royalty-bearing licensing agreement for the use of the MaxSimil® technology, a patented omega-3 fatty acid delivery technology and strong growth driver of Neptune’s solutions business, in combination with cannabis-derived products. This new agreement allows us to research, manufacture, formulate, distribute and sell monoglyceride omega-3-rich ingredients in combination with cannabis and/or cannabinoid-rich hemp-derived ingredients for medical and adult use applications.

The Corporation believes the MaxSimil® technology has the ability to enhance absorption of lipid-based and lipid-soluble ingredients such as cannabinoids, essential fatty acids including EPA and DHA omega-3s, vitamins A, D, K and E, CoQ10 and others. This could be especially beneficial in increasing the absorption of ingredients which are not easily absorbed, such as cannabidiol (“CBD”).

Business Update Meeting

On November 28, 2017, Neptune held a business update meeting in New York City to discuss its entry into the legal cannabis market in Canada via the extraction and commercialization of cannabis oil. In Fiscal 2018, Neptune’s Chief Executive Officer (“CEO”) at that time, Jim Hamilton, and other members of senior management conducted an in-depth overview of the cannabis market in Canada, the Corporation’s business plans, a timeline of anticipated milestones and the potential economics of this new business venture.

Loss of Control of Subsidiary Acasti

On December 27, 2017, Acasti Pharma Inc. (“Acasti”) concluded a public financing. Immediately before the financing, Neptune owned 33.96% of Acasti’s common shares and had determined it had de facto control over Acasti and therefore consolidated Acasti’s financial results. After the financing, the ownership interest of the Corporation in Acasti decreased to 20.39%, and 12.12% on a fully diluted basis. As a result, management determined that the Corporation lost de facto control of Acasti and stopped consolidating Acasti’s financial results. As of the date of this AIF, following the issuance of addtionnal shares by Acasti in connection with other public or private financings, the Corporation has an interest of less than 5% in Acasti.

Research Agreement Combining Krill Oil with Cannabinoids

On January 19, 2018, Neptune announced an exclusive research agreement with the purpose of developing new medical and wellness targeted cannabinoid-based products, such as CBD combined with krill oil whose combination use would be exclusive to Neptune. The new products will be aimed at the growing number of federal jurisdictions worldwide, such as Canada, that have or will legalize cannabinoids for medicinal and/or adult use.

Co-Development Agreement for Medicinal Cannabis Applications

On February 12, 2018, Neptune and Tetra Bio-Pharma Inc. announced that they entered into an agreement for the co-development, commercialization and marketing of purified cannabinoid oil-based products to address pain and inflammation relief applications for the natural health products and pet veterinary markets.

Fiscal Year Ended March 31, 2019

Transaction Concluded with Canopy Growth Corporation

On June 19, 2018, the Corporation announced that it had entered into a multi-year processing agreement with Canopy Growth Corporation (“Canopy Growth”). Under the terms of the agreement, the Corporation will supplement Canopy Growth’s extraction, refinement, and extract product formulation capacity to provide extracted cannabis products.

Two Patent Applications for Innovative Cannabis Extraction Processes

On August 9, 2018, the Corporation announced that it had filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. See “Patent Applications” under the heading “Description of the Business”, below.

License from Health Canada

On September 17, 2018, Neptune announced that it received a Confirmation of Readiness letter from Health Canada in regard to its application to become a Licensed Producer under the ACMPR (Access to Cannabis for Medical Purposes Regulations). Health Canada’s positive response marked another important regulatory step forward to obtaining Neptune’s licence to produce cannabis oil supporting its timeline to commence commercialization during Fiscal 2019.

On January 7, 2019, Neptune announced that it received a License for Standard Processing from Health Canada under the Cannabis Act. The Standard Processing License, issued on January 4, 2019, enables Neptune to possess cannabis, to produce cannabis (other than obtain it by cultivating, propagating or harvesting it) and to sell its products or its services to other license holders.

Phase II – 5 Million Investment in Cannabis Extraction Expansion

On June 5, 2018, Neptune announced an investment of $4.8 million to expand the capacity of its extraction facility to 200,000 kg of input material annually. This expansion was completed on time and on budget in April 2019. See “Description of the Business - Our Products – Cannabis Products and Services”.

Transaction concluded with Lonza

On December 21, 2018, the Corporation announced that it had entered into a multi-year intellectual property (IP) licencing and capsule sale agreement with Lonza (SWX: LONN). With an initial annual capacity of up to 200 million capsules, this licensing agreement will allow Neptune to seek to become a large-scale Licaps® manufacturer in the Canadian cannabis sector.

Commercial Production and Shipping of Cannabis Extracts

On March 26, 2019, the Corporation completed initial commercial cannabis extracts production lots and was shipping same from its licensed, GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada) facility, in Sherbrooke, Quebec.

Fiscal Year Ended March 31, 2020

Acquisition of the Assets of Hemp Processor SugarLeaf

On July 24, 2019, Neptune completed the acquisition of the assets of substantially all of the assets of Sugarleaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”), a North Carolina-based commercial hemp company (the “SugarLeaf Acquisition”). Neptune paid an initial consideration for SugarLeaf of $23.7 million (US$18.1 million), through a combination of $15.8 million (US$12.0 million) in cash and $8.0 million (US$6.1 million) in Common Shares (1,587,301 Common Shares). Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173.5 million (US$132.0 million). A portion of the earnout is to be paid by the issuance of a fixed number of Common Shares upon the achievement of certain performance targets. The three additional earnout payments, if earned, are to be paid over three years following the acquisition with a combination of cash or Common Shares, with at least 50% in cash. The initial cash consideration of the transaction was funded with the proceeds of a private placement financing by the Corporation completed in July 2019 (the “July 2019 Private Placement”). We filed a business acquisition report on Form 51-102F4 with respect to the SugarLeaf Acquisition on October 4, 2019 which is available under the Corporation’s profile on SEDAR at www.sedar.com.

Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the U.S. Southeast region. SugarLeaf’s cutting-edge cold ethanol technology has a processing capacity of 1,500,000 kg of biomass annually and uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full- and broad-spectrum hemp extracts. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

The passage of the 2018 Farm Bill, and simultaneous acknowledgment by the FDA of the Generally Recognized As Safe (GRAS) status of three hemp seed-derived food ingredients, coincided with increased consumer demand for hemp products, and specifically, hemp extracts. Although the FDA is currently deliberating its approach to how consumer products containing hemp-derived CBD will be regulated, and the United States Department of Agriculture (“USDA”) is in the process of developing final regulations governing the production of hemp in the U.S. following public comment on the Interim Final Rule (“IFR”), numerous companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

During the year ended March 31, 2020, Neptune determined there was an impairment indicator due to a decline in hemp-derived CBD refined oil pricing as well as a decrease in forecasted sales volumes for the SugarLeaf business. This resulted in a goodwill impairment loss of $82.1 million and a gain of $97.2 million related to a reduction in the fair value of the contingent consideration payable to the former owners of the SugarLeaf business.

Turn-Key Hemp Product Solutions

On April 15, 2019, Neptune announced that its Solutions Business has begun offering turnkey product development solutions with hemp-derived ingredients to business customers in the United States. A U.S.-based supply chain of licensed hemp extract producers has been established, and initial purchase orders are being processed. SugarLeaf will be the main supplier for the turnkey product development solutions with hemp-derived ingredients to our business customers in the United States.

Settlement on Claims

On May 10, 2019, the Corporation announced that it had settled certain claims made by the Corporation’s former chief executive officer against the Corporation in respect of the termination of his employment with the Corporation. Neptune agreed to issue 600,000 Common Shares from treasury and transfer 2,100,000 shares of Acasti held by Neptune to the former chief executive officer, in exchange for a full and final release on all procedures in connection with this case.

Transaction Concluded with Tilray

On June 7, 2019, Neptune entered into a definitive agreement to provide extraction, and purification services to Tilray Inc. (“Tilray”), a global leader in cannabis research, cultivation, production, and distribution. Neptune will receive, at its facility in Sherbooke, Quebec, cannabis and hemp biomass from Tilray. Neptune will provide extraction services to produce various extract formats which include crude resin, winterized oil and distillate extracts.

Transaction Concluded with TGOD

On June 12, 2019, Neptune announced the signature of a three-year contract with The Green Organic Dutchman (“TGOD”). Neptune will provide extraction services as well as turnkey packaging solutions to TGOD covering a range of product forms such as capsules, vape pens, sprays, topicals, sachets, tinctures, and others.

Strategic Partnership with American Media LLC

On October 4, 2019, Neptune announced a new strategic partnership with American Media LLC (“American Media”) to help support the growth of Neptune’s brands in the United States, including Forest Remedies™, and Ocean Remedies™. American Media owns and operates leading celebrity and health and fitness media brands such as Men’s Journal®, Us Weekly®, OK!, Life & Style and enthusiast brands including Powder, Surfer and Bike. As reported by American Media, its portfolio of brands has a combined total circulation of over 2.3 million and reaches over 47 million readers each month. American Media’s wide reach in mobile and online media has over 60 million unique visitors and over 762 million page views monthly.

Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s consumer-facing brands in the U.S. American Media will also have the opportunity to become a shareholder in Neptune. On October 3, 2019, Neptune issued to American Media 3,000,000 warrants, each warrant allowing the holder to purchase one Common Share at an exercise price of US$8.00 per share and expiring on the fifth anniversary of such issuance. The warrants will vest proportionally to the services rendered by American Media. Upon exercise of the warrants, American Media will be required to hold the Common Shares acquired for a minimum of 6 months.

In addition, on February 5, 2020, Neptune announced the expansion of its strategic partnership with American Media to help support the launch of Neptune’s Ocean Remedies™ brand and product line. Under the terms of this expanded partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s Ocean Remedies™ brand in the U.S. American Media will provide Neptune with marketing and creative services valued at US$4.7 million in exchange for 1,175,000 warrants that Neptune will issue to American Media. Each warrant gives the holder the right to purchase one Common Share at an exercise price of US$8.00 per share and expires on the fifth anniversary of such issuance. Upon exercise of the warrants, American Media will be required to hold the Common Shares acquired for a minimum of six months. Neptune expects to leverage most of the advertising services provided by American Media in the next 12 months.

Definitive Agreement with International Flavors & Fragrances

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

As further detailed below, the first products have been launched under Neptune’s Forest Remedies™ brand. The initial launch will include a variety of topical products across the aromatherapy category. Additional category launches should follow and the total stock-keeping unit (“SKU”) count could ultimately exceed 50 SKUs. Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

In conjunction with the co-development partnership, Neptune issued to IFF 2,000,000 warrants, each warrant allowing the holder to purchase one Common Share at an exercise price of US$12.00 per share and expiring on the fifth anniversary of such issuance.

Amended and Restated Processing Agreement with Canopy Growth Corporation

On November 12, 2019, Neptune entered into an amended and restated processing agreement with Canopy Growth Corporation (“Canopy”) to amend their multi-year agreement whereby Neptune supplements Canopy’s extraction, refinement and extract product formulation capacity. Under this amended and restated agreement, Neptune and Canopy agreed to amend the schedule of processing volumes committed to Neptune by Canopy as well as remove certain preferential rights previously granted to Canopy with respect to Neptune’s capacity and pricing. Neptune and Canopy also agreed to negotiate volume and pricing based on market conditions for all orders following June 30, 2020.

Updates on Non-Core Investments

On January 13, 2020, Neptune announced the sale of 1,964,694 shares of Acasti for net proceeds of $5,318 as part of a monetizing process for the Corporation’s non-core investments.

Launch of Forest Remedies and Ocean Remedies

On February 13, 2020, Neptune announced the official launch of its Forest Remedies™ and Ocean Remedies™ brands by launching 11 SKUs of hemp extracts, including six ingestible oils, two soothing balms, one soft gel bottle, a massage oil, and a pet soother. Such Forest Remedies™ products were crafted using Neptune’s hemp extracts, which are produced with its proprietary cold ethanol extraction process and tested for purity at third-party laboratories. Furthermore, in collaboration with IFF, as of March 31, 2020 Neptune launched eighteen essential oils SKUs, which are commercialized under the Forest Remedies™ brand. Neptune also launched Ocean

Remedies™ directly on a second website (www.oceanremedies.com). Neptune’s krill oil products, and any other future omega 3 products, will be commercialized under this brand.

Establishment of At-the-Market Program

On March 11, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC (“Jefferies”) pursuant to which Neptune may from time to time sell, through at-the-market (“ATM”) offerings with Jefferies acting as sales agent, such Common Shares as would have an aggregate offer price of up to US$50,000,000.

Hand Sanitizer Products

In March 2020, Neptune commenced its expansion into the production and sale of hand sanitizer products. Neptune expects to utilize its facilities in Sherbrooke, Quebec and Conover, North Carolina, as well as third-party manufacturers, to produce and sell hand sanitizer gel products for retail and wholesale distribution.

Recent Business Developments

Thermometer Products

Additionally, in May 2020, Neptune announced the launch of Neptune Air, a non-contact infrared thermometer optimized for measuring a person’s temperature while reducing cross-contamination risk and minimizing the risk of spreading disease. Neptune is developing multiple versions of its thermometer products for consumers, businesses and government customers, as well as white label turnkey solutions.

Description of the Business

Business Overview & Mission

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care.  Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods.  We utilize a highly flexible and  cost-efficient supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. Neptune’s vision is to provide wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and technological expertise to create and provide our global customers with the best-available products and wellness solutions.

In April 2017, the Corporation applied for a license with Health Canada in order to be able to produce cannabis oil under the ACMPR, which was transitioned to an application for a license for standard processing under the Cannabis Act and the Cannabis Regulations with the coming into force of the new legislation and regulations on October 17, 2018. On January 4, 2019, the Corporation received a standard processing license from Health Canada, which will allow Neptune to process and sell cannabis and to pursue its cannabis-related activities. There is no guarantee that any prospective projects in the industry will be successful.

On June 14, 2019, Neptune received license amendments from Health Canada, which included the expansion of cannabis operation areas to include an additional extraction room where Neptune performs cold ethanol extraction. Neptune has opted for a cold ethanol extraction technology, due to its speed, which could be up to 5x faster than our CO2 extraction equipment and due to its energy efficiency, as it consumes up to 2x less energy than our CO2 technology. Our cold ethanol extraction process combined with the high level of automation at Neptune’s Sherbrooke facility should position the Corporation as a cost efficient cannabinoid extractor in Canada.

The amendment from Health Canada received on June 14, 2019 also included the expansion for an encapsulation room where Neptune produces cannabis oil capsules using the Licaps® technology licensed from Lonza Group AG.

The encapsulation equipment has a capacity of up to 200 million capsules annually. The Licaps® technology supports differentiated product offerings through its various delivery systems, colors and branding possibilities. Furthermore, it is an effective technology for variable and multiple product formulation runs.

In February 2020, Neptune launched its Forest Remedies® and Ocean Remedies™ brands. Under the Forest Remedies™ brand, Neptune intends to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand will be focused in the United-States and may expand to Canada once Neptune obtains its license amendment from Health Canada to include the authorization to sell cannabis products. Neptune expects the Forest Remedies™ brand to be available at retailers across the United States. In addition, Neptune rebranded OCEANO³ to Ocean Remedies™.

In April 2020, Neptune expanded into the production and sale of hand sanitizer products. Neptune expects to utilize its facilities in Sherbrooke, Quebec and Conover, North Carolina and third-party manufacturers to produce and sell hand sanitizer gel products at retail and wholesale. Additionally, in May 2020, Neptune announced the launch of Neptune Air, a non-contact infrared thermometer optimized for measuring a person’s temperature while reducing cross-contamination risk and minimizing the risk of spreading disease. The expansion of Neptune’s product portfolio with products including hand sanitizers and non-contact thermometers is a strategic response to COVID-19 and utilizes a highly flexible and cost efficient supply chain infrastructure that can be scaled up and down quickly to adapt to market demand.

B2B Strategy

Consistent with our strategic focus of providing wellness products while leveraging our know-how, large-scale extraction and application technology capabilities, our objective is to become a world leader in extraction, purification and formulation of value-added cannabis products and hemp extracts. With our business-to-business (“B2B”) strategy we intend to pursue two business verticals: (i) extract and purify cannabis and hemp biomass received from our customers and return concentrated crude oil in a bulk format back to the same customers, and (ii) provide turnkey formulation, manufacturing and packaging solutions where we transform cannabinoids extracts into finished products, after which we label, seal and package onsite. These finished products could include tinctures, sprays, topicals, vapor products and edibles and beverages.

Cannabis Products and Services

In Canada, Neptune signed multi-year agreements to provide extraction services to Canopy Growth Corporation (‟Canopy”) and Tilray Inc. The Corporation also signed a multi-year agreement with The Green Organic Dutchman (‟TGOD”) to provide extraction, formulation and manufacturing services and transform TGOD’s biomass into finished product forms. Neptune has other extraction clients for which it provides extraction services with and without long-term contracts. In the United States, Neptune provides extraction services to hemp farmers using its cutting-edge cold ethanol equipment located at our Conover facility in North Carolina. Neptune extracts cannabinoids and terpenes within the hemp flower and purifies them into full and broad-spectrum hemp extracts. Broad hemp spectrum extracts have a higher cannabinoid concentration and are well suited for ingestible products. Full spectrum hemp extracts retain more terpenes and benefit from an “entourage effect” believed to have a higher potency than broad-spectrum hemp extracts and are regularly used in topical products. We are implementing improved procedures and policies at our Conover facility to meet quality assurance and quality control specifications.

The market for hemp extracts in the United States has seen a significant level of volatility in the last 12 months where pricing for hemp derived CBD refined oil has declined by more than 60%. This decrease in bulk hemp extract prices is having a negative impact on the Corporation’s B2B bulk extract sales. Prices for hemp biomass have followed a similar pattern which has put pressure on tolling fees in the United States. Given the nascent nature of the federally legal hemp extract industry, the Corporation has limited visibility on the evolution of future prices. Based on an internal assessment of Neptune’s opportunities, business risks and market conditions, the Corporation decided to deemphasize its U.S. tolling activities to increase its focus on bulk oil sales, turnkey solutions, branded products and consumer products. The Corporation has entered into supply contracts with large health and wellness companies in the United States to supply them with bulk hemp-derived extracts oil which they transform into finished products to be commercialized under their brands. Neptune sources its hemp from a selected group of two dozen hemp farmers based in the United States. The hemp biomass is received at the Corporation’s facility in North Carolina where it is extracted, purified and blended into bulk extracts.

Specialty Ingredients

Neptune offers a variety of specialty ingredients, including our specialty ingredient MaxSimil. Leveraging our global network of suppliers, we also source a variety of other marine oils, seed oils, and specialty ingredients that are available for sale. Our specialty ingredients usually come in bulk soft gels or other finished forms, serve as a dietary supplement to consumers, and are available under distributors’ private labels, primarily in the Canadian and U.S. nutraceutical markets.

MaxSimil®

MaxSimil is a novel, patented delivery platform that enhances the absorption of lipid-based and lipid-soluble nutraceuticals. MaxSimil mimics the human digestive process using enzymes to deliver absorption-ready, pre-digested lipid-based products such as Omega-3 fish oils.

Krill Oil & Formulations Derived from NKO®

As described in “Licencing Agreements” under the heading “Intellectual Property”, below, Neptune has entered into a trademark licence agreement with Aker BioMarine, in connection with the Aker Transaction, pursuant to which Neptune is granted a licence to use certain NKO trademarks in furtherance of the manufacturing of products containing krill oil where all krill oil contained in such products is sourced or received by Neptune exclusively from Aker BioMarine, provided that Neptune may not manufacture and/or sell krill products for private label use (i.e., for sale or distribution under a brand owned, licensed or controlled by a retailer), unless expressly agreed to by Aker BioMarine, or engage in any service, product or involvement, directly or indirectly in the extraction of krill oil from any raw material containing krill biomass.

NKO is a marine oil extracted from krill (Euphasia superba) which we first commercialized in 2003. NKO’s elevated content of phospholipids rich in omega-3 fatty acids (EPA & DHA) and antioxidants, such as astaxanthin, vitamin A and vitamin E offers a safe and effective product free of preservatives with clinically tested health benefits.

Formulations derived from NKO that target more specific conditions include NKO Beat™, which targets heart and circulation health, NKO Flex™, which targets bone and joint health, and NKO Focus™, which targets brain and vision health. Prior to the Aker Transaction, we launched these three formulations available in finished soft gels in the B2B industry available under distributors’ private labels.

Marine & Seed Oils

We offer a variety of natural grade (TG form) and concentrated fish oils. These fish oils are selected from high quality sources and tested using the International Fish Oil Standards (IFOS), the fish oil industry’s most stringent quality control standards.

Our seed oils, pressed from carefully selected and tested seeds derived from sources including camelia, chia seed, hemp seed, flaxseed, evening primrose, olive and coconut, our seed oils can be used in multiple delivery forms and are a good source of omega-3,5,6,7,9 and 11.

Other Specialty Ingredients

We offer a range of specialty extracts and vitamins for sale in bulk. All our ingredients are sourced from our network of partners to customize condition specific solutions. Some of our ingredients include vitamin E, asthaxanthin, phospholipids, plant sterols.

Turnkey Solutions – Customized Consumer Products

With more than 50 years of combined experience in the nutrition industry, the Corporation, through its nutraceuticals products segment also formulates, develops, and provides to customers turnkey nutrition solutions.

These are available in various unique delivery forms such as liquids and capsules, which can also include specialty ingredients.

As a turnkey solution provider of omega-3s and other functional ingredients, we provide specialized nutraceutical products to branded marketers in the nutraceutical industry, primarily in North America. We develop and distribute to branded marketers products which primarily include omega-3s and hemp and CBD ingredients, as well as other essential nutritional ingredients that are used in specialty formulations, such as vitamin E, astaxanthin, marine or vegetable based phospholipids and plant sterols. We develop, design and formulate these solutions to branded marketers as turnkey finished supplements that are ready for sale under their private label, primarily as softgel capsules and liquids, and occasionaly in bulk form. Through our global network of suppliers, we source ingredients and formulate the customized product. The ingredients are sent to third-party manufacturers, where the formula is developed in a liquid, powder or capsule form and then packaged. We are responsible for quality testing each product, which is then to be approved for sale.

From time to time, we reformulate existing products to address market developments and trends and to respond to customer requests. We also seek to develop new products. New products ideas are derived from a number of sources, including internally, trade publications, scientific and health journals, consultants, distributors and other third parties. Prior to reformulating existing products or introducing new products, we investigate product formulations as they relate to regulatory compliance and other issues. Our management continually assesses and analyzes developing market trends to detect and proactively address what they believe are areas of unmet or growing demand that represent an opportunity for us.

Pet Supplements – A Specialized Turn-Key Solution

Pet owners want to offer the best to their four-legged friends. As part of its turn-key solutions services, Neptune also develops human-grade omega-3 products and other customized formulations specifically for pets. Our pet supplements are formulated to contain low levels of contaminants and are available in different concentrations, answering the raising demand for human-grade omega-3 solutions for pets.

B2C Strategy

Neptune recently launched its Forest Remedies® and Ocean Remedies™ brands. Under its Forest Remedies™ brand, Neptune has started commercializing health and wellness products with and without CBD or hemp extracts, including essential oil products co-developed with IFF. The initial launch of the Forest Remedies™ brand is focused in the United States, with potential expansion into the sale of essential oil products in Canada. Neptune expects the Forest Remedies™ brand to be available at retailers across the United States.

Neptune also is also rebranding OCEANO³ to Ocean Remedies™, under which the Corporation’s omega-3 products were previously commercialized. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. The Corporation has increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Forest Remedies™. Forest Remedies™ products currently encompass two categories. Forest Remedies™ hemp products have been carefully crafted using Neptune’s hemp extracts which are produced with its proprietary extraction process and tested for purity at third-party laboratories. Neptune extracts active ingredients from the hemp plant using non-GMO ethanol, refined for maximum cannabinoid retention to produce high-quality, activated full spectrum extracts with profiles that reflect the natural composition of the hemp plant. Additionally, Forest Remedies™ essential oil products have been co-developed with IFF, leveraging IFF’s intellectual property for taste, scent and nutrition.

In April 2020, Neptune entered into an agreement with Dr. Jane Goodall, the legendary wildlife conservationist, to co-develop natural health and wellness products under the Forest Remedies™ brand with naturally-sourced hemp extract, essential oils and hand sanitizer products. The products that will be developed through this licensing partnership will be co-branded as “Forest Remedies™, by Dr. Jane Goodall.” Neptune anticipates a Summer 2020 launch of co-developed products. As part of this partnership, a percentage of all sales of these products will be donated to support Dr. Goodall’s environmental conservation and reforestation initiatives.

Ocean Remedies™. Ocean Remedies™ offers consumers a source of omega-3 supplements. The omega-3 fatty acids in the Ocean Remedies™ krill oil have been demonstrated to be 2.5 times better absorbed than fish oil1. Ocean Remedies™ krill oil offers high eicosapentaenoic acid (EPA), docosahexaenoic acid (DHA), phospholipid levels and astaxanthin, a natural antioxidant. Ocean Remedies™ has been certified by Friend of the Sea for sustainable krill harvesting.

Neptune’s Market

Cannabis Activities

Neptune believes that the cannabis industry is rapidly evolving, we believe that speed is essential to gain a foothold. Neptune currently holds a processing licence and processing input material by means of CO2 extraction and its cold ethanol technology. In April 2020, Neptune’s Phase II expansion became operational and approved to run product for customers, bringing out potential capacity for extraction to up to 200,000kg of input material.

CIBC Capital Markets estimates recreational cannabis sales at $2.5 billion Canadian dollars in 2020, lower than its previous estimate of $3.4 billion. Canadians spent $1.2 billion on non-medical cannabis in 2019. Statistics Canada data showed cannabis sales in December climbed 8.1 per cent to $146 million, demonstrating an increase in sales for the third month in row.

According to the National Cannabis Survey (NCS), more Canadians began to use cannabis during the first quarter of 2019. Fifty percent of first time post-legalization users are situated in the 45+ age category. Nearly 30% of cannabis users obtained all of their cannabis from a legal source. More than 50% of Canadians confirmed getting a portion of their supply from a legal source.

In the year following the legalization (October 2018-Octobe 2019) the retail non-medical cannabis market grew significantly, with retailers of legal cannabis establishing more than 400 brick-and-mortar stores and registering $908 million in online and retail store sales.

According to Statistics Canada, 16.7% of Canadians consumed cannabis in the fourth quarter of 2019. The largest percentage of use were found in the 25-34 age group (26.9%), followed by the 15-24 (24%) and 35-44 group (20.1%).

Hemp Activities – USA

In July of 2019, Neptune completed the acquisition of the assets of American hemp processor SugarLeaf.

According to a report published by Cowen Washington Research Group in February 2019, the U.S. hemp market is set to be a US$16 billion dollar category by 2025 (includes nutraceuticals, topicals, beverages, food, beauty and vapor products).

According to a SPINS Satori report on CBD/Hemp Data by Functional Ingredient for the 52 weeks ended March 22, 2020, the top three brands in the Natural Channel were Plus CBD Oil, Charlotte’s Web and Garden of Life, owning, respectively, 21.33%, 15.59% and 8.45% of total sales.

Nutraceutical Activities

Neptune sells a wide range of specialty ingredients and turnkey solutions in the dietary supplement market. In 2018, the U.S. retail supplement market totaled US$46 billion according to the NBJ Supplement Business Report

[1]	Clinical Study Report. NO. BTS 275/07, Feb. 16, 2009. Esslingen, Germany.

published in July 2019. The specialty supplements category accounted for US$8.26 billion of which US$1.2 billion was attributed to fish and animal oils.

The nutraceutical industry is global, competitive and fragmented. Distribution channels include specialized and mass retail chains, multi-level marketing organizations, web-based retailers, direct to consumer, heath food stores and healthcare practitioners. The world retail market for dietary supplements is highly fragmented, and is comprised of a large number of products and many small manufacturers.

Part of the Corporation’s strategy is to move further up the value chain, and build on its current solution business by further progressing into specialized product development services, such as formulation and blending, which Neptune believes it follows market trends in the dietary supplement space. As the industry develops, we believe businesses are increasingly looking for tailored solutions, such as condition-specific formulations, something that we can facilitate. In turn this creates increased customer interaction, they are much more engaged and proactive when it comes to their health, opportunity and “stickiness” due to the heightened partnering created through customized offerings.

In the past, Neptune has mostly focused on indications such as heart, joint, inflammation and brain health. Following market trends, the Corporation has enlarged its ingredient and turnkey solutions offering and now also focuses on sports nutrition, digestive health, mitochondrial health and weight management. We believe the following factors, among others, should favor the growth of the nutraceutical market:

•	improved understanding and scientific knowledge of the contribution of diet in health maintenance and disease prevention;
•	increased consumer demand for dietary supplements that help to maintain vitality and promote health; and
•	increased health care costs and the trend towards self-treatment with a focus on natural products.

Hand Sanitizer Products

Neptune began scaling up its production efforts of hand sanitizer products in March 2020 as part of its response to the COVID-19 pandemic.  We believe that demand for hand sanitizer products will remain elevated and increase even following resolution of the COVID-19 pandemic as consumers incorporate the use of hand sanitizer into daily routines to prevent germs and protect their health.

According to MARKET ANALYSIS 2020 from Grand View Research, the North American market was valued at  US$863.4 million in 2019 and is expected to register a CAGR of 9.8% over the forecast period to reach US$1,819.1 million by 2027. This represents a 6% increase versus prior year.

Competition

The nutraceutical, cannabis, hemp and health and wellness products industries are highly competitive. There are many companies, public and private universities, and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products.

The Corporation is competing in a growing cannabis industry subject to rapid changes and developments. As of the date of this AIF, there are a growing number of licensed cannabis processors, and a growing number of licensed cannabis producers which have the ability to conduct in-house extraction. The Corporation believes that a higher number of approved producers will be beneficial to its business as it will increase its supply, and its B2B customer base. However, should the demand for cannabis extracts increase, and the application backlog with Health Canada be processed, the Corporation believes new competitors will enter the market. The Corporation faces the challenge of competing with companies of varying sizes and at varying stages of licensing and levels of development of related products in the cannabis industry. Other companies working in cannabinoid processing may develop products targeting the same conditions that we may be focusing on, and such competing products may be superior to our current and potential products.

We seek to differentiate our products and marketing from our competitors based on product quality, customer service, marketing support, pricing and innovation, and believe that our strategy enables us to effectively compete in the marketplace. For additional information regarding the competitive nature of our businesses, see “Risks Related to Our Business” under the heading “Risk Factors”, below.

Manufacturing and Supply

Canadian Cannabis Products – Extracts and Formulations

We retrofited our existing production facility located in Sherbrooke, Province of Québec, Canada to comply with Health Canada requirements under the Cannabis Act, in order to produce our cannabis extracts and formulations at our existing site. Our GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada) production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our facility, which allows us to conduct research, new product development and quality control analysis in‑house.

As a condition for obtaining our licence to produce cannabis oil under the Cannabis Act, Health Canada required multiple compliance measures to be taken, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access to the Corporation’s existing Sherbrooke facility. For additional information regarding the regulatory context of the cannabis industry, see “Risks Related to the Cannabis Industry” under the heading “Risk Factors”, below.

Based on our expected growth rate and planned investment in our equipments and facilities, we believe that our manufacturing capacity will be sufficient to meet our requirements for the near future. Our intention is to maximize the return on investment in our manufacturing unit.

United States Hemp Products – Extracts and Formulations

Through the SugarLeaf Acquisition, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the Southeastern United States. SugarLeaf’s cutting-edge cold ethanol technology has a processing capacity of up to 1,500,000 kg of biomass annually. SugarLeaf uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts. Additionally, some of our hemp products may be manufactured in whole or in part by third party manufacturers located in the United States. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

Nutraceutical Products

Our other nutraceutial products are manufactured by third party manufacturers located in North America. In order to meet demand for our nutraceutical products, we have developed relationships with selected contract manufacturers. We believe that we are not dependent on any such contract manufacturer and that, if necessary, our current selected contract manufacturers could be replaced with minimal disruption to our operations, if need be.

We subcontract the encapsulation process and the packaging of our products to third parties in Canada and the United States.

We currently purchase raw materials for the manufacturing of our products from suppliers recognized for their quality and consistency. Our quality control staff requires full disclosure on the part of our suppliers and we periodically conduct on-site audits of their facilities. For strategic reasons, certain of our key raw materials are sourced from single suppliers. However, in the event that we were unable to source an ingredient from a current supplier, we believe that we could generally obtain the same ingredient or an equivalent from an alternative supplier, with minimal disruption to our operations.

We are constantly looking at ways to improve the logistics of our operations and optimize processes in place.

Hand Sanitizer Products

Our hand sanitizer products are currently manufactured by third party manufacturers located in North America. Neptune has also completed the submission to the FDA for registration of its Conover, North Carolina facility for the production of hand sanitizers. Neptune intends to formulate hand sanitizer products at its manufacturing facilities in both Sherbrooke, Quebec and Conover, North Carolina in order to meet demand.

Sales and Distribution

Cannabis Activities

The Corporation intends to manufacture, sell and distribute its cannabis products initially to other Canadian licence holders, provincal distributors, such as the Ontario Cannabis Store and the Société québécoise du cannabis, and other private distributors authorized to conduct business legally in Canada and globally. As cannabis becomes legalized for medicinal purposes in other countries, the Corporation intends to also benefit from those business opportunities.

U.S. Hemp Activities

Through its subsidiary Sugarleaf, the Corporation provides hemp processing services and bulk hemp extract sales. Through its subsidiary Biodroga, the Corporation provides certain services related to the fulfillment of orders for bulk unlabeled (or finished and labeled) products, including hemp-derived products in the United States. The Corporation’s services include arranging for the manufacturing and distribution of products produced and/or distributed by third parties.

Nutraceutical Activities

The Corporation sells its nutraceutical products mainly in bulk softgels or liquids to multiple distributors and customers, who commercialize these products under their private label. While the Corporation may have orders in place with approximately 100 different distributors and customers at any one time, the majority of the Corporation’s sales are concentrated with a small group of distributors and customers. During Fiscal 2020, one customer represented 25.6% (Fiscal 2019 – one customer represented 21%) of total nutraceuticals consolidated revenues of the Corporation. Agreements with these distribution partners may be terminated or altered by them unilaterally in certain circumstances.

Consumer Sales in the United States

In the United States, we intend to sell our products to mass retailers, grocery stores, warehouse clubs and other retail outlets primarily through a network of brokers. Certain products, including Forest Remedies™ and Ocean Remedies™, are currently sold through e-commerce, including on our websites www.forestremedies.com and www.oceanremedies.com.

Online orders of Forest Remedies™ and Ocean Remedies™ are handled by our distribution personnel and a third party contractor retained by us. Once an internet order is completed, our computer system forwards the order to the distribution center, where all necessary distribution and shipping documents are printed to facilitate processing. Then, the orders are prepared, picked, packed and shipped continually throughout the business day. Completed orders are bar-coded and scanned and the merchandise and ship date are verified and entered automatically into the customer order file for access by sales associates before shipment. All orders are distributed through common carriers.

We currently distribute all our products to our customers through contract and common carriers.

During Fiscal 2020, approximately 50.5% (Fiscal 2019 – 56%) of our consolidated revenues were made to customers in the United States, 49.1% to customers in Canada (Fiscal 2019 – 35%) and 0.4% to customers in other countries (Fiscal 2019 – 9%). Neptune’s consolidated revenues for Fiscal 2020 amounted to $29.6 million, a $5.2 million increase from $24.4 million for Fiscal 2019. Our sales are not cyclical or seasonal.

Employees

As of March 31, 2020, we had 165 employees working at our business offices in Laval and Vaudreuil and at our production facilities in Sherbrooke and Conover, North Carolina. Our employees possess specialized skills and knowledge in the following fields, which we believe are valuable assets of the Corporation: (i) oil extraction processes, (iii) scientific knowledge, (iv) commercialization and business development, (v) regulatory affairs, (vi) corporate and legal matters, (vii) clinical validation of biological therapeutic properties, and (viii) quality assurance/quality control. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labor dispute.

Facilities

Our headquarters are located in leased offices in both Laval and Vaudreuil, Province of Québec, Canada, where our general and administrative departments primarily operate. We also own a production facility in Sherbrooke, Québec, Canada where we also conduct laboratory activities, and lease a production facility in Conover, North Carolina, where SugarLeaf operates.

Intellectual Property

We consistently evaluate the importance of obtaining intellectual property protection for our technology brands, products, applications and processes and maintaining trade secrets. When applicable to our business and products, we seek to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. We also make use of trade secrets, proprietary unpatented information and trademarks to protect our technology and enhance our competitive position.

Brand Names and Trademarks

NEPTUNETM, NEPTUNE WELLNESS SOLUTIONSTM, Forest Remedies™, Ocean Remedies™, OCEAN03™, ECSentisalsTM, KetoChargedTM and Asta-Guard™ are trademarks of the Corporation. MaxSimil®, NKOTM, NKO BeatTM, NKO FlexTM and NKO FocusTM are trademarks authorized for use by the Corporation.

Patent Applications

On August 9, 2018, Neptune filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. The extraction processes provide highly-efficient methods to obtain cannabinoids and other desired compounds from the cannabis plant at a greater purity than conventional methods. Both processes are applicable to marijuana and hemp and have been incorporated into the Corporation’s GMP-certified extraction facility in Sherbrooke. The first patent application outlines a method of extracting and isolating compounds from plants of the Cannabis genus at low temperature by using a cold organic solvent. The second patent application similarly provides for a method for extracting compounds from cannabis at low temperature, but without the use of organic solvents. Specifically, this patent relates to a process for high recovery of cannabinoids and terpenes by using natural solvents.

Licensing Agreements

The Corporation has received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a corporation controlled by the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial cost and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The parties have presented their appeal factum to the panel on their positions and further action by the panel is pending.

On September 30, 2016, Neptune entered into an exclusive, worldwide, and royalty-bearing licensing agreement for the use of the MaxSimil® technology, a patented omega-3 fatty acid delivery technology, and strong growth driver of Neptune’s nutraceutical business. The agreement allows Neptune to manufacture, distribute, and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between Neptune and its contracting partner on clinical trials. In order to keep its exclusivity, Neptune has to sell a minimum volume per year or pay the minimal amount.

On November 27, 2017, Neptune entered into an exclusive, worldwide, and royalty-bearing licensing agreement for the use of the MaxSimil® technology, in combination with cannabis-derived products. This new agreement allows Neptune to research, manufacture, formulate, distribute, and sell monoglyceride omega-3-rich ingredients in combination with cannabis and/or cannabinoid-rich or hemp derived ingredients for medical and adult use applications. The Corporation believes the MaxSimil® technology has the ability to enhance absorption of lipid-based and lipid soluble ingredients such as cannabinoids, essential fatty acids including EPA and DHA omega-3s, vitamins A, D, K and E, CoQ10 and others. This could be especially beneficial in increasing the absorption of ingredients which are not easily absorbed, such as CBD.

In connection with the Aker Transaction, Aker BioMarine (as licensor) and Neptune (as licensee) entered into a trademark licence agreement effective as of August 7, 2017 (the “Aker Trademark Licence Agreement”), pursuant to which Neptune has the limited, exclusive, terminable (as permitted under such agreement), royalty-free, fully paid up, worldwide, non-transferable, non-sublicensable (except as provided in such agreement) right and licence to use the NKO Beat™, NKO Flex™ and NKO Focus™ trademarks, solely in furtherance of the manufacturing of products containing krill oil where all krill oil contained in such products is sourced or received by Neptune exclusively from Aker BioMarine, the whole under the terms of a patent licence agreement between Aker BioMarine and Neptune effective as of the same date (the “Aker Patent Licence Agreement”). Pursuant to the Aker Trademark Licence Agreement, Neptune also has a limited, non-exclusive, terminable (as permitted under such agreement), royalty-free, fully paid up, worldwide, non-transferable, non-sublicensable (except as provided in such agreement) right and licence to use the NKO and NKO & Design trademarks, the whole under the terms of the Aker Patent Licence Agreement.

Pursuant to the Aker Patent Licence Agreement, Aker BioMarine (as licensor) has granted to Neptune (as licensee) a limited, terminable (as permitted under such agreement), royalty-free, fully paid-up, non-exclusive, worldwide, non-transferable, nonsublicensable (except as provided under such agreement) right and license to use krill oil purchased only and exclusively Aker BioMarine, under a supply agreement entered into between Aker BioMarine and Neptune effective as of August 7, 2017 (the “Aker Supply Agreement”), to make, have made, use, offer to sell, sell and import licensed products solely in furtherance of Neptune’s business as described further therein. In the event that Aker BioMarine fails to supply the krill oil under the terms of the Aker Supply Agreement, or terminates the Aker Supply Agreement, the Aker Patent Licence Agreement provides that Aker BioMarine will grant to Neptune a licence to use certain patents and/or trade secrets to enable Neptune to extract krill oil from any raw material containing krill biomass.

Canadian Regulatory Framework

On October 17, 2018, the Cannabis Act (Canada) and the Cannabis Regulations came into force in Canada, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical purposes was legal, which was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) under the Controlled Drugs and Substances Act (“CDSA”). The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, implemented by the Cannabis Regulations. The Cannabis Act and the Cannabis Regulations maintain separate access to cannabis for medical purposes. Under the Cannabis Act and the Cannabis Regulations, import and export permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp and in accordance with the Industrial Hemp Regulations. Import and export permits will not be issued in respect of cannabis for adult recreational use.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) licences, permits and authorizations; (2) security clearances and physical security measures; (3) good production practices; (4) cannabis products; (5) packaging and labelling; (6) cannabis for medical purposes; (7) drugs containing cannabis; (8) combination products and devices; (9) importation and exportation for medical or scientific purposes; (10) document retention; and (11) reporting and disclosure.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each subclass therein carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act must include both the effective date and expiry date of the licence and may be renewed on or before the expiry date.

The Industrial Hemp Regulations under the Cannabis Act came into force on October 17, 2018. The Industrial Hemp Regulations remained largely the same as they were under the CDSA but now they permit the sale of hemp plants to cannabis licence holders and the use of additional parts of the hemp plant (i.e., flowers and leaves), and licensing requirements were introduced in accordance with the low risk posed by industrial hemp. The Industrial Hemp Regulations define “industrial hemp” as cannabis plants – or any part of the plant – in which the concentration of delta-9-tetrahydrocannabinol (THC) is 0.3% or less in the flowering heads and leaves.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require specified persons to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The ministerial order regarding the Cannabis Tracking System (together with the licensing portal, collectively known as the “Cannabis Tracking and Licensing System”) was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018 (the “2018 Ministerial Order”). The 2018 Ministerial Order was repealed and replaced by the new ministerial order, the Cannabis Tracking System Order, published in the Canada Gazette, Part II on June 26, 2019 and in force on October 17, 2019 in order to address the unique public health and public safety risks associated with the three new classes of cannabis, being edible cannabis, cannabis extracts and cannabis topicals (collectively, the “New Classes of Cannabis”) authorized by the Regulations Amending the Cannabis Regulations (New Classes of Cannabis) (the “Amending Regulations”) on October 17, 2019.

The purpose of this system is to enable the submission of licence applications, amendments and renewals through an online portal and track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking and Licensing System, a holder of a licence for cultivation, licence for processing, or a licence for sale for medical purposes is required to submit monthly reports to Health Canada.

Cannabis Products

The Cannabis Regulations set out the requirements for cannabis products and permits the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, cannabis plant seeds, edible cannabis, cannabis extracts and cannabis topicals. THC content is limited by the Cannabis Regulations.

Prior to the passage of the Amending Regulations, the Cannabis Act only permitted the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. The Amending Regulations permit the production and sale of the New Classes of Cannabis. As is the case for the licence requirements for dried or fresh cannabis and cannabis oil, a processing licence is required in order to produce edible cannabis, cannabis extracts and cannabis topicals, and to package and label these types of cannabis products for sale to consumers. Holders of processing licences issued prior to October 17, 2019 were required to implement additional production and facility quality controls before they could begin manufacturing products belonging to New Classes of Cannabis. The Cannabis Regulations require the filing of a notice with Health Canada at least 60 days before releasing a new product to the market. As a result, December 16, 2019 was the earliest date that products in the New Classes of Cannabis could be made available for sale.

In addition, if a holder of a processing licence chooses to process edible cannabis and food products on the same site, then the production, packaging, labelling, and storage of cannabis and the production, packaging, and labelling of food products will need to be conducted in separate buildings. All cannabis production is required to occur in a separate building from any food production.

Packaging & Labeling

The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth.

All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations and in plain packaging. The Cannabis Regulations impose strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the licence holder; (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

Promotion

The Cannabis Act sets out restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act. While these restrictions also apply to the New Classes of Cannabis, the Amending Regulations also prohibit certain representations and associations on products, their packages and labels and associated promotional activity, including: certain flavours in cannabis extracts (e.g. confectionary, dessert, soft drink, and energy drink) that are appealing to youth; health or cosmetic benefits unless registered as a health product; energy value and nutrient content representations that go beyond those permitted in the list of ingredients and in the cannabis-specific nutrition facts table; statements reasonably likely to create the impression the edible cannabis or accessory is intended to meet particular dietary requirements; and promotion that could reasonably associate the cannabis, the cannabis accessory or the service related to cannabis with an alcoholic beverage, a tobacco product or a vaping product.

Product Composition

The Amending Regulations introduced restrictions on product composition specific to each New Class of Cannabis including specific THC limits. Examples of other product-specific restrictions include:

•

Edible cannabis: must be shelf stable; only food and food additives will be allowed to be used as ingredients in edible cannabis and the use of food additives will need to be in accordance with the limits and purposes that are prescribed for foods; must not have caffeine added, however the use of ingredients containing naturally occurring caffeine will be permitted in edible cannabis products provided that the total amount of caffeine in each immediate container does not exceed 30 milligrams; must not contain alcohol in excess of 0.5% w/w; must not contain anything that would cause the sale of the edible cannabis, if it was a food regulated under the Food and Drugs Act, to be prohibited and must not be fortified with vitamins or mineral nutrients.

•

Cannabis extracts: must not contain ingredients that are sugars, sweeteners or sweetening agents, nor any ingredient listed on Column 1 of Schedule 2 to the Tobacco and Vaping Products Act (which is a list of ingredients that are prohibited in vaping products) except if those ingredients and their levels are naturally occurring in an ingredient used to produce the extract.

•	Cannabis topicals: must not contain anything that may cause injury to the health of the consumer when the product is used as intended or in a reasonably foreseeable way.

Health Products Containing Cannabis

Under the current regulatory framework, cannabis is not permitted for use in a natural health product or a non-prescription drug product, as phytocannabinoids are included as prescription drugs on the Human and Veterinary Prescription Drug List (“PDL”). Although Health Canada has previously authorized prescription drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis-based prescription drug products that have been authorized by Health Canada have been studied, authorized and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty by allowing healthcare practitioners to monitor and manage any unanticipated effects. All phytocannabinoids will remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

Cannabis is also expressly prohibited for use in cosmetic products as it is included on Health Canada’s Cosmetic Ingredient Hotlist, List of Ingredients Prohibited for Use in Cosmetic Products.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the Cannabis Act includes provisions stipulating that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (similar to what is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have, to varying degrees, regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.

Québec: In Québec, all recreational cannabis is managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation, under the oversight of the Alcohol and Gaming Commission of Ontario (the “AGCO”). Ontario also permits the sale of recreational cannabis through private brick-and-mortar retailers. Initially, Ontario employed a “phased” approach to retail licensing, setting a maximum cap of 25 licenses available to be issued to allow operators to open for business beginning April 1, 2019. The Ontario government has now moved to open the market for private cannabis retail stores in Ontario. In addition to removing the cap on the number of private retail stores in Ontario, the previously mandated regional distribution limiting the number of retail stores permitted in each region will be maintained only until March 2, 2020 and then eliminated entirely. The AGCO expects to issue up to 20 Retail Store Authorizations per month, beginning in April 2020. Federally licensed producers may now own or control, directly or indirectly, up to 25% of a corporation holding a cannabis Retail Operator License (required to hold a Retail Store Authorization) in Ontario, an increase from the previous threshold of 9.9%. Until August 31, 2020 each retail operator (and its affiliates) may own a maximum of 10 cannabis stores, increasing to 30 cannabis stores in September 2020 and increasing again to 75 cannabis stores in September 2021.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor (the Alberta Gaming & Liquor Commission), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) has selected operators for the province’s 51 cannabis private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Manitoba: In Manitoba, cannabis distribution and wholesale is government-run by the Manitoba Liquor and Lotteries Corporation (the “MBLL”), with retail sale privately operated. Manitoba has opened the cannabis retail application process to all prospective retailers. This includes the introduction of a new controlled-access licence for retailers. Manitoba will also continue to offer age-restricted licences for retailers wishing to open stand-alone stores. To become a retailer, applicants will be required to successfully complete the required application process, enter into a Cannabis Store Retailer Agreement with MBLL, and be issued an applicable licence from the Liquor, Gaming and Cannabis Authority of Manitoba.

New Brunswick: In New Brunswick, recreational cannabis is sold and online sales are run by Cannabis NB, a subsidiary of a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province. The New Brunswick government has issued a request for proposals in order to find a single private operator to take over the Cannabis NB operations which would privatize the government-operated corporation created to handle retail sale of adult use cannabis. This would result in the retail model changing from government-operated to privately-operated in New Brunswick.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, sale of cannabis is government-run through government retail sales and online. There is no private licensing of retail. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold through licensed private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale and distribution to the private sellers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests.

Yukon: The Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores and allows for the later licensing of private retailers. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor and Cannabis Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the Liquor Commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: Nunavut permits the sale of cannabis through private retailers, including online. The Nunavut Liquor and Cannabis Commission is responsible for distribution and wholesale in the territory.

United States Regulatory Matters

General Overview of Hemp

The following overview is subject to and qualified by the more detailed descriptions in the following sections titled “United States Federal Regulation of Hemp,” “State Regulation of Hemp,” “FDA Regulation of Hemp,” “Future Uncertainty of Legal Status” and “The Corporation’s Regulatory Compliance Activities.”

Hemp, like marijuana, is a variety of the plant species Cannabis sativa L. By definition, hemp contains 0.3% THC or less on a dry weight basis. The Corporation does not produce or sell medicinal or recreational marijuana or any products derived therefrom in the United States. Rather, the Corporation sells hemp-derived products. All hemp contained in such products is produced pursuant to the 2014 Farm Bill and/or the 2018 Farm Bill and applicable state and local laws.

As explained below, the 2018 Farm Bill removed hemp (and its derivatives, extracts, and cannabinoids) from the Controlled Substances Act (“CSA”). Accordingly, hemp, which was previously regulated by the DEA as a Schedule I substance pursuant to the CSA (with certain limited exceptions, including hemp produced in compliance with the 2014 Farm Bill), is now expressly removed from the CSA and regulated by the United States Department of Agriculture (“USDA”) (in coordination with state departments of agriculture and tribal authorities) as an agricultural crop. Notably, however, hemp derivatives may still be considered a controlled substance under state law, as states take varying approaches to regulating the production and sale of hemp and hemp-derived compounds such as CBD. For example, some states explicitly authorize and regulate the production and sale of hemp derivatives; other states maintain outdated drug laws that do not distinguish between marijuana and hemp; and still other states adhere to the FDA’s current position that it is unlawful to introduce food containing added CBD into interstate commerce, or to market CBD products as, or in, dietary supplements, regardless of whether the substances are hemp-derived, and thus altogether prohibit the sale of ingestible CBD products.

United States Federal Regulation of Hemp

The 2014 Farm Bill loosened the longstanding prohibition on cultivating industrial hemp in the United States by allowing cultivation under state research programs pursuant to certain specified conditions (as set forth below). The 2014 Farm Bill defines “industrial hemp” as “the plant Cannabis sativa L., and any part of such plant, whether growing or not, with a delta-9 tetrahydrocannabionol concentration of not more than 0.3% on a dry weight basis.”

The scope of the 2014 Farm Bill limited hemp to cultivation that is: (a) for research purposes (inclusive of market research, which multiple federal agencies have confirmed includes commercial sales with a research purpose); (b) part of an “agricultural pilot program” or other agricultural or academic research; and (c) permitted by state law. The 2014 Farm Bill did not provide a federal regulatory framework, and thus the various state pilot programs implemented pursuant to the 2014 Farm Bill maintain different requirements and take differing approaches regarding the registration of cultivators and processors, the involvement of institutions of higher education, and the scope of permitted commercial activities. Some states altogether prohibited the production of hemp.

Activities determined to be compliant with the 2014 Farm Bill are protected from federal interference by an appropriations rider (the “Appropriations Rider”), which has been renewed on several occasions, including most recently on December 20, 2019 through H.R. 1158. The Appropriations Rider generally prohibits the federal government’s use of funds in contravention of the 2014 Farm Bill and specifically prohibits such federal interference with regard to the “transportation, processing, sale, or use of . . . hemp, or seeds of such plant, that is grown or cultivated in accordance with the [2014 Farm Bill], within or outside the [s]tate in which the . . . hemp is grown or cultivated.”

The passage of the 2018 Farm Bill materially altered federal law governing hemp by removing hemp from the CSA and establishing a federal regulatory framework for hemp production in the United States. The 2018 Farm Bill defines “hemp” as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marihuana”; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the USDA as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA. Any such plan submitted by a state, territory, or Indian tribe to the USDA must meet or exceed minimum federal standards and receive USDA approval. Any state, territory, or Indian tribe that does not submit a plan to the USDA, or whose plan is not approved by the USDA, will be regulated by the USDA; provided that, states retain the ability to prohibit hemp production within their borders. Notwithstanding the passage of the 2018 Farm Bill and the publication of the IFR, the 2014 Farm Bill remains in effect through October 31, 2020. Accordingly, unless otherwise indicated in the applicable state plan approved by the USDA, a cultivator authorized to cultivate industrial hemp pursuant to the 2014 Farm Bill may continue to do so through October 31, 2020.

The 2018 Farm Bill neither affects nor modifies the Federal Food, Drug and Cosmetic Act (the “FD&C Act”). Accordingly, the FDA will continue to regulate food, drugs, dietary supplements, and cosmetics containing hemp and/or hemp-derived compounds. As a producer and marketer of hemp-derived products, the Corporation must comply with the FDA regulations applicable to manufacturing and marketing of those products. See the section titled “FDA Regulation of Hemp” below.

Importantly, marijuana continues to be classified as a Schedule I substance under the CSA. As a result, any cannabinoids (including CBD) derived from marijuana, as opposed to hemp, remain Schedule I substances under U.S. federal law.

State Regulation of Hemp

At present, the Corporation sources hemp in the United States from proprietary operations and contract suppliers located in Maine, North Carolina, South Carolina and Tennessee that comply with state and federal regulations. In the future, the Corporation may also source hemp from Georgia. These states’ hemp regulations are summarized below.

Georgia: In May 2019, Georgia enacted the “Georgia Hemp Farming Act” which established a commercial hemp program in accordance with the 2018 Farm Bill and removes “hemp” as defined in the 2018 Farm Bill from the definitions of marijuana and THC under state law.2 The Georgia Department of Agriculture (“GDA”) has issued rules establishing standards and procedures for cultivating and processing hemp in Georgia, and these rules have been incorporated into the Georgia Hemp Plan approved by the USDA on March 10, 2020.3,4  Georgia’s hemp production plan has been reviewed and approved by the USDA, and the GDA has begun accepting applications for hemp processor permits.5,6 The GDA opened the hemp grower license application period on March 23, 2020.7

While the Corporation itself does not cultivate or process hemp in Georgia and while the Corporation does not currently plan to source hemp from Georgia, third-party suppliers of hemp to the Corporation may operate in Georgia in the future, if permitted by applicable GDA regulations. In the event the Corporation sources hemp from Georgia in the future, it will take steps to ensure that the Georgia-based suppliers with whom it contracts are lawfully licensed in Georgia, will require suppliers to represent and warrant their compliance with Georgia law, and will obtain a copy of the applicable hemp license issued to such supplier.

Maine: The Department of Agriculture, Conservation and Forestry (“DACF”) issues licenses to plant, grow, harvest, possess, process, sell and buy industrial hemp for commercial purposes under the 2014 Farm Bill framework.8 Seeds must be acquired from a certified seed source, and the pilot program does not regulate processing.9 DACF recently issued new administrative rules for growing hemp that went into effect on February 5, 2020.10 Maine provides an affirmative defense against prosecution for the unlawful trafficking of scheduled drugs for selling industrial hemp, although it appears the defense may only apply to industrial hemp grown under the state’s program.11 The state recently amended its definition of “hemp” to better align with the 2018 Farm Bill definition.12 As of April 30, 2020, Maine had not submitted a hemp production plan for USDA approval, and has indicated that it will continue to operate under its 2014 pilot program.13

While the Corporation does not cultivate or process hemp in Maine, it does take steps to ensure that the Maine-based suppliers with whom it contracts are lawfully licensed in Maine, requires suppliers to represent and warrant their compliance with Maine law and obtains a copy of the applicable hemp license issued to such supplier.

North Carolina: Enacted in 2016, North Carolina’s industrial hemp pilot program permits the commercial production of industrial hemp products under the 2014 Farm Bill framework.14 The state offers two types of cultivation licenses: one for strictly research purposes, and the other for research with intent to market the final product

[2]	HB 213, 2019-2020 Reg. Sess. (Ga. 2019).
[3]	Ga. Comp. R. & Regs. C. 40-32.
[4]	GDA, Georgia Hemp Plan (Jan. 2020), http://agr.georgia.gov/hemp/Georgia-Hemp-Plan.pdf.
[5]	USDA, Status of State and Tribal Hemp Production Plans for USDA Approval”, https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated April 29, 2020).
[6]	GDA, Press Release, Georgia Hemp Processor Permit Application Available (Mar. 2, 2020), http://agr.georgia.gov/georgia-hemp-processor-permit-application-available.aspx.
[7]	GDA, Press Release, USDA Approves Georgia Hemp Plan; License Application Opens March 23 (Mar. 10, 2020), http://agr.georgia.gov/usda-approves-georgia-hemp-plan-license-application-opens-march-23.aspx.
[8]	ME. STAT. tit. 7 § 2231 (2018).
[9]	Id.
[10]	01-001 C.M.R. ch. 274 (2020).
[11]	ME. STAT. tit. 17-a § 1103 (2018) (“It is an affirmative defense to prosecution under this section that the substance trafficked in is hemp.”).
[12]	ME. STAT. tit. 7 § 2231(1) (2018).
[13]

Status of State and Tribal Hemp Production Plans for USDA Approval - Hemp, U.S. DEP’T OF AGRIC., https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated April 29, 2020).

[14]	02 NCAC 62.0101-.0109 (2017).

(contemplating the sale of finished hemp products). Permitted research purposes include “promoting research into the development of industrial hemp and commercial markets for North Carolina industrial hemp and hemp products.”15 “Marijuana” is defined in North Carolina’s controlled substances law to exclude “industrial hemp” as defined by state law, but only when the industrial hemp is produced and used in compliance with the state’s program.16 Further, “industrial hemp,” as excluded from the state’s definition of marijuana, is narrowly defined as that which is “cultivated or possessed by a grower licensed by the Commission,” and does not contain the explicit reference to “extracts” that is included in the definition of hemp under the 2018 Farm Bill.17 In addition, processors may register with the North Carolina Industrial Hemp Commission to process industrial hemp.18

Although hemp and CBD products cultivated and processed out-of-state are widely available for purchase and sale in North Carolina, and many interpret the law as permitting the sale of these products, the state’s restrictive statutory definitions of “marijuana” and “industrial hemp” create risk for those engaging in commercial hemp activity outside of the state’s regulated program. North Carolina adopts the FD&C Act by reference and likewise takes the position that products containing CBD may not be sold as food or dietary supplements for humans or animals. Notably, in response to the N.C. Department of Agriculture and Consumer Services’ distribution of warning letters to businesses selling CBD food, drinks, and animal food,19 Joe Reardon, Assistant Commissioner for the N.C. Department of Agriculture and Consumer Services stated that CBD oils, topicals, and tinctures remain permitted if no health claims are made;20 however, it should also be noted that this qualifier is not substantiated by state law and is less restrictive than the FDA’s position. As of April 30, 2020, North Carolina has not submitted a hemp production plan for USDA approval, and has indicated that it will continue to operate under its 2014 pilot program.21

SugarLeaf Labs, Inc. is a registered processor in good standing with the North Carolina Industrial Hemp Commission. Additionally, the Corporation takes steps to ensure that the North Carolina-based suppliers with whom it contracts are lawfully licensed in North Carolina, requires suppliers to represent and warrant their compliance with North Carolina law, and obtains a copy of the applicable license issued to such supplier.

South Carolina: South Carolina classifies hemp as an agricultural commodity and exempts THC found in hemp and hemp products from the definition of marijuana under state law.22 South Carolina’s hemp program under the 2014 Farm Bill framework was expanded via passage of the Hemp Farming Act (“HFA”) in March 2019.23 The HFA explicitly provides that its program requirements do “not apply to the possession, handling, transport, or sale of hemp products and extracts, including those containing hemp-derived cannabinoids, including CBD,” and that “nothing in this chapter authorizes any person to violate any federal or state law or regulation.”24 Further, although much of the original industrial hemp program requirements were repealed and replaced by the HFA, all current program participants will remain subject to the laws and regulations in place prior to the passage of the HFA until their licenses expire. As of April 30, 2020, South Carolina’s hemp production plan has been approved by the USDA.25

[15]	N.C. GEN. STAT. § 106-568.55(9) (2018).
[16]	N.C. GEN. STAT. § 90-87(16) (2018).
[17]	N.C. GEN. STAT. § 106-568.51(7) (2018).
[18]	North Carolina Dept. of Agrix. & Consumer Servs., “Industrial Hemp Pilot Program: Registered Processors”, https://www.ncagr.gov/hemp/ProcessorsInfo.htm#
[19]

North Carolina Dept. of Agric. & Consumer Servs., Press Release, Regulators Notify Industry Regarding CBD Product in the Marketplace (February 8, 2019), http://www.ncagr.gov/paffairs/release/2019/RegulatorsnotifyindustryregardingCBDproductsinthemarketplace.htm.

[20]

Jayne Wester, That Trendy CBD Product in Your Smoothie? Adding It Is Illegal, NC Officials Say, CHARLOTTE OBSERVER, (February 15, 2019), https://www.charlotteobserver.com/news/local/crime/article226150860.html (“The idea is that you can let oils and tinctures dissolve under your tongue instead of swallowing them – so they aren’t officially considered food, he said”).

[21]	USDA, “Status of State and Tribal Hemp Production Plans for USDA Approval”, https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated April 29, 2020).
[22]	S.C. CODE ANN. §§ 46-55-10 (2018).
[23]	HB 3449, 123rd Gen. Assemb., 2019 Reg. Sess. (S.C. 2019).
[24]	Id.
[25]	USDA, “Status of State and Tribal Hemp Production Plans for USDA Approval”, https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated April 29, 2020).

While the Corporation does not grow or process hemp in South Carolina, it does take steps to ensure that the South Carolina-based suppliers with whom it contracts are lawfully licensed in South Carolina, requires suppliers to represent and warrant their compliance with South Carolina law, and obtains a copy of the applicable hemp license issued to such supplier.

Tennessee: Tennessee’s industrial hemp pilot program permits the cultivation of hemp under the 2014 Farm Bill framework and does not expressly limit the sale or transfer of such hemp post-harvest.26 Under applicable state regulation, any person may possess, distribute, or store “nonviable industrial hemp or hemp products” if the industrial hemp was grown or processed in compliance with applicable state laws.27 On April 9, 2019, HB 0844 was signed into law directing the state commissioner of agriculture to develop a hemp production plan under the 2018 Farm Bill. As of April 30, 2020, Tennessee’s hemp production plan is pending resubmission to the USDA after the state’s first submission was rejected by the USDA.28

While the Corporation does not cultivate or process hemp in Tennessee, it does take steps to ensure that the Tennessee-based suppliers with whom it contracts are lawfully licensed in Tennessee, requires suppliers to represent and warrant their compliance with Tennessee law, and obtains a copy of the applicable hemp license issued to such supplier.

FDA Regulation of Hemp

The FD&C Act is the primary food and drug law in the United States. Among other provisions, the FD&C Act prohibits the movement in interstate commerce of adulterated and misbranded food, drugs, devices and cosmetics. The FDA is charged with protecting the public health by, among other things, ensuring the safety of the country’s food supply, including human and animal foods and dietary supplements.29 As explained below, the FDA has consistently taken the position that it is unlawful to introduce food containing added CBD into interstate commerce, or to market CBD products as, or in, dietary supplements, regardless of whether the substances are hemp-derived, because CBD is an active ingredient in an FDA-approved drug and was the subject of substantial clinical investigations, the existence of which were made public, before it was marketed as a food or dietary supplement. On the date that the 2018 Farm Bill was signed into law, the FDA released a statement from then-Commissioner Scott Gottlieb reaffirming its position that products containing CBD may not be sold as food or dietary supplements, and the FDA has issued similar statements from time to time, including most recently on March 5, 2020. The FDA’s position creates additional barriers to lawfully selling CBD and CBD-based products in the United States. In addition, although the FDA has not taken the position that CBD is prohibited in cosmetics, the agency can take action if it has information that an ingredient or cosmetic product is unsafe to consumers.

Regarding dietary supplements, the FDA’s position is rooted in the Dietary Supplement Health and Education Act (the “DSHEA”), an amendment to the FD&C Act establishing a legal framework governing the composition, safety, labeling, manufacturing and marketing of dietary supplements in the United States. Under DSHEA, dietary ingredients marketed in the United States prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. By contrast, any and all “new” dietary ingredients (i.e., dietary ingredients “not marketed in the United States before October 15, 1994”) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” and is not “chemically altered.” Any new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” Excluded from the DSHEA’s definition of a dietary supplement is: “an article that is approved as a new drug” or “an article authorized for investigation as a new drug… for which substantial clinical investigations have been instituted and for which the existence of such investigations has been made public”, with certain limited exceptions.30

The FDA has taken the position that CBD is excluded from the dietary supplement definition under DSHEA. As noted above, if a substance (such as CBD) is an active ingredient in a drug product that has been approved as a new

[26]	TENN. COMP. R. & REGS. 0080-06-28-.01 to -.09 (2018).
[27]	TENN. COMP. R. & REGS. 0080-06-28-.05(1) (2018).
[28]

Status of State and Tribal Hemp Production Plans for USDA Approval - Hemp, U.S. DEP’T OF AGRIC., https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated April 29, 2020).

[29]	FDA, “What We Do,” https://www.fda.gov/about-fda/what-we-do (last updated Mar. 28, 2018).
[30]	21 U.S.C. § 321(ff)(3)(B).

drug under the FD&C Act, or has been authorized for investigation as a new drug for which substantial clinical investigations have been instituted and for which the existence of such investigations has been made public, then products containing that substance are excluded from the statutory definition of a dietary supplement. The FDA considers a substance to be “authorized for investigation as a new drug” if it is the subject of an Investigational New Drug application (“IND”) that has gone into effect. There is an exception to the prohibition if the substance was “marketed as” a dietary supplement or a conventional food before the drug was approved or before the new drug investigations were authorized. However, the FDA has stated that it is not aware of any evidence that CBD was marketed in conventional foods or dietary supplements prior to being subject to substantial clinical investigations. Rather, the FDA has concluded that CBD cannot be marketed as a dietary supplement because it has been the subject of substantial clinical investigations as a new drug (known as “IND Preclusion”). More specifically, according to the FDA, substantial clinical investigations for Sativex (which contains delta-9 THC and CBD), sponsored by Greenwich Biosciences, the U.S. subsidiary of London-based GW Pharmaceuticals, were authorized prior to the sales and marketing of CBD as a dietary supplement.31 Therefore, the FDA takes the position that, based on available evidence, CBD is excluded from the dietary supplement definition and cannot be sold or marketed as such.

On July 16, 2019, the FDA issued a consumer update regarding its efforts to address “unanswered questions about the science, safety, and quality of products containing CBD.”32 Specifically, the FDA noted concerns regarding potential liver toxicity, questions about cumulative exposure to CBD over time, the effects of CBD on special populations (e.g., the elderly, children, adolescents, pregnant and lactating women), and the safety of CBD for use in animals including pets. On October 16, 2019, the FDA issued another consumer update cautioning against the use of CBD, THC, and marijuana during pregnancy or while breastfeeding due to the current lack of comprehensive research studying the effects of CBD on the developing fetus, pregnant mother, or breastfed baby.33 On November 25, 2019, the FDA issued another consumer update echoing these and other concerns related to CBD. In addition, in 2019, the FDA published 22 warning letters issued to firms that market products containing CBD, several of which were co-issued by the FTC for violations of the Federal Trade Commission Act based on unsubstantiated advertising.34

Despite the FDA’s position, the Corporation believes there are differing interpretations among state and federal regulatory agencies, legislators, academics and businesses as to whether cannabinoids, including CBD, were present in the food supply and marketed as such prior to October 15, 1994, and/or whether the inclusion of cannabinoids is otherwise permitted by the FDA as dietary ingredients. For example, while the FDA has focused its enforcement and public statements on CBD products, the Corporation believes the IND Preclusion does not apply to “full spectrum” or “broad spectrum” hemp extracts which may contain CBD (among other cannabinoids) as a natural or inherent constituent. In its March 5, 2020 public update and report to Congress, the FDA acknowledged that some product developers may be marketing “full spectrum” or “broad spectrum” hemp extracts as foods or dietary supplements, rather than CBD isolates. The FDA did not assert that such products that contain CBD as a natural constituent will conclusively be regulated the same way as products marketed as and containing CBD isolate. However, the FDA indicated that it is considering how such products compare to CBD isolates, which may impact the FDA’s evaluation of the regulatory status and compliance of such products. As a result, the Corporation believes the distribution and sale of its hemp-based products intended for human consumption may be permissible notwithstanding the FDA’s public statements regarding CBD, because the Corporation does not market or promote products containing CBD isolates, and rather sells only products containing “full spectrum” or “broad spectrum” hemp. Moreover, the Corporation believes that uncertainties regarding such products cannot be resolved without further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules. A determination that hemp products containing CBD or other cannabinoids were not present in the food supply, marketed prior to October 15, 1994, and/or are not otherwise permissible for use as a dietary ingredient, may have a material adverse effect upon the Corporation and its business. Moreover, the FDA’s continued and widespread enforcement of the IND Preclusion based on the FDA’s interpretation of the FD&C Act may have a material adverse effect upon the Corporation and its business.

[31]

FDA, “FDA Regulation of Cannabis and Cannabis Derived Products: Questions and Answers,” https://www.fda.gov/news-events/public-health-focus/fda-regulation-cannabis-and-cannabis-derived-products-including-cannabidiol-cbd#qandas (last updated Mar. 5, 2020).

[32]	Id.
[33]

U.S. Food and Drug Administration, “What You Should Know About Using Cannabis, Including CBD, When Pregnant or Breastfeeding,” https://www.fda.gov/consumers/consumer-updates/what-you-should-know-about-using-cannabis-including-cbd-when-pregnant-or-breastfeeding.

[34]	See generally https://www.fda.gov/news-events/public-health-focus/warning-letters-and-test-results-cannabidiol-related-products.

Notably, the FDA has stated that given the “substantial public interest in marketing and accessing CBD in food, including dietary supplements,” the FDA “is committed to evaluating the regulatory frameworks for non-drug uses, including products marketed as foods and dietary supplements.”35 The FDA has also stated that “[t]he statutory provisions that currently prohibit marketing CBD in these forms also allow the FDA to issue a regulation creating an exception, and some stakeholders have asked that the FDA consider issuing such a regulation to allow for the marketing of CBD in conventional foods or as a dietary supplement, or both.”36 It is unclear whether the FDA will in fact issue such a regulation. In connection with the Further Consolidated Appropriations Act, 2020 (the “FCAA 2020”), Congress included “$2,000,000 for research, policy evaluation, market surveillance, issuance of an enforcement discretion policy, and appropriate regulatory activities with respect to products under the jurisdiction of the FDA which contain CBD and meet the definition of hemp” pursuant to the 2018 Farm Bill. Congress also established an expectation for the FDA to provide, within sixty (60) days of the enactment of the FCAA 2020, “a report regarding the [FDA’s] progress toward obtaining and analyzing data to help determine a policy of enforcement discretion and the process in which CBD meeting the definition of hemp will be evaluated for use in products” and to perform “a sampling study of the current CBD marketplace to determine the extent to which products are mislabeled or adulterated,” and issue a report regarding the same, within 180 days of the enactment of the FCAA 2020.37 On March 5, 2020, the FDA issued the first report to Congress in connection with the FCAA and published a statement to update the public on its work to date on CBD.38,39 This update enumerates the various factors the FDA continues to consider and evaluate in relation to hemp-derived CBD products, and notes the agency has indefinitely re-opened a public docket on products containing cannabis-derived compounds in order to more efficiently collect safety data and other information related to hemp-derived CBD products.40 The report and update both state that the FDA is currently evaluating a risk-based enforcement policy for CBD; however, they made no immediate change to the status quo. The FDA did not provide any specifics as to whether or when it will release an enforcement policy or what such a policy would contain. The agency stated that “[a]ny enforcement policy would need to further the goals of protecting the public and providing more clarity to industry and the public regarding the FDA’s enforcement priorities while we take potential steps to establish a clear regulatory pathway”.41 The update also states that the FDA will continue to take action against unlawful CBD products that pose a risk of harm to the public, including but not limited to products marketed with claims of therapeutic benefits, products marketed with false statements (such as omitted ingredients and incorrect statements about CBD content), products with contaminants (such as heavy metals or high levels of THC), and products marketed to vulnerable populations (such as children and infants) or that otherwise put the public at risk.

The Corporation believes it is in compliance with applicable law and has not received any citations or notices of violation which may have an impact on the Corporation’s business activities or operations.

Future Uncertainty of Legal Status

A number of considerations and uncertainties regarding the cultivation, sourcing, production and distribution of hemp and hemp-derived products remain. Applicable laws and regulations remain subject to change, as differing interpretations among federal, state and local regulatory agencies, law enforcement, legislators, academics and businesses regarding the treatment and legal status of certain hemp products and hemp derivatives and extracts abound. As noted above, these uncertainties are unlikely to be resolved absent further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules.

[35]

Amy Abernathy, M.D., Ph.D., et al., “FDA is Committed to Sound, Science-based Policy on CBD,” fda.gov, https://www.fda.gov/news-events/fda-voices-perspectives-fda-leadership-and-experts/fda-committed-sound-science-based-policy-cbd.

[36]	Id.
[37]	Joint Explanatory Statement, FCAA 2002, https://www.appropriations.senate.gov/imo/media/doc/HR%201865%20-%20SOM%20FY20.pdf.
[38]	“Report to the U.S. House Committee on Appropriations and the U.S. Senate Committee on Appropriations, Cannabidiol (CBD) Report in Response to Further Consolidated Appropriations Act, 2020” (2020).
[39]

FDA, “FDA Advances Work Related to Cannabidiol Products with Focus on Protecting Public Health, Providing Market Clarity,” https://www.fda.gov/news-events/press-announcements/fda-advances-work-related-cannabidiol-products-focus-protecting-public-health-providing-market (Mar. 5, 2020).

[40]	Id.
[41]	Id.

The Corporation’s Regulatory Compliance Activities

The Corporation’s senior management team regularly monitors the development of applicable federal, state, and local laws in the United States and the Corporation engages legal counsel to ensure it is operating in compliance with all applicable U.S. laws and permits. These compliance-related activities include, when and as applicable:

•	ensuring all raw materials are sourced in compliance with the 2014 Farm Bill and/or the 2018 Farm Bill, as well as applicable state and local laws;
•	evaluating supply chain partners for quality standards;
•	setting and maintaining quality standards through raw material specifications;
•	employing qualified quality assurance personnel; and
•	ensuring processing activities performed in North Carolina comply with all applicable laws regulations.

General Overview of Hand Sanitizers

On June 17, 1994, the FDA issued a tentative final monograph, or “TFM” on hand sanitizers as over-the-counter drug products.  The TFM designated the active ingredients ethanol, or “EtOH,” or “ethyl alcohol” as a Category I active ingredient so long as the concentrations of EtOH in the finished is 60-95%.  Active ingredients designated as Category I are considered, by rule, “generally recognized as safe and effective,” or “GRAS/E.”  In April 2020, an FDA final rule went into effect downgrading the designation of EtOH to a Category IIISE active ingredient.  Category IIISE active ingredients have insufficient data available to permit final classification of GRAS/E.

However, the Coronavirus Aid, Relief, and Economic Security Act, or “CARES Act” legislated that active ingredients designated as Category IIISE under a tentative final monograph may be marketed as over-the-counter drug products until the FDA issues a final administrative order determining that EtOH is not GRAS/E.  Therefore, hand sanitizers that are in strict compliance with the 1994 TFM on hand sanitizers may now be marketed and sold in the United States.

Overview of Hand Sanitizer Exemption During the COVID-19 Public Health Crisis

On January 31, 2020, the Secretary of the U.S. Health and Human Services determined that the COVID-19 outbreak resulted in a public health emergency.   During a formally declared public health emergency, the Secretary may circumvent public participation in temporary rules and guidances.  The current COVID-19 public health crisis declaration resulted in the Food & Drug Administration’s implementation of the “Temporary Policy for Preparation of Certain Alcohol-Based Hand Sanitizer Products During the Public Health Emergency (COVID-19) Guidance for Industry,” or “FDA Hand Sanitizer Guidance” without prior public notice and comment.  The FDA Hand Sanitizer Guidance generally provides, among other things, manufacturers a temporary exemption from the strict current Good Manufacturing Practices, or “cGMP” requirements codified in 21 CFR Part 211.  The FDA Hand Sanitizer Guidance will last only while the Secretary maintains that the United States is in a public health crisis.

General Overview of FDA's Medical Device Regulation

The FDA also has broad authority over the regulation of medical devices marketed for sale in the United States. The FDA regulates the research, clinical testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, promotion, distribution and production of medical devices.

Under the Food, Drug, and Cosmetic Act, or FDCA, the FDA classifies medical devices into one of three classes: Class 1, Class 2 or Class 3. Medical devices deemed to pose lower risk are placed into either Class 1 or Class 2.

Class 1 medical devices are deemed to pose the lowest risk to the patient. Accordingly, Class 1 medical devices are subject to the lowest degree of regulatory scrutiny and need only comply with the FDA's General Controls. The General Controls include compliance with the registration, listing, adverse event reporting requirements, and applicable portions of the Quality Systems Regulation, or QSR, as well as the general misbranding and adulteration prohibitions. Unless specifically exempted in the regulations, general controls require a company that intends to market a Class 1 medical device, to gain clearance for marketing through the 510(k) process. Many Class 1 medical devices, however, are exempt from 510(k) clearance because the level of risk is low.

Class 2 medical devices are considered higher risk devices than Class I medical devices. Class 2 medical devices are subject to General Controls as well as additional Special Controls. Special Controls may include labeling requirements, mandatory performance standards, and post market surveillance. Generally companies that intend to market Class 2 medical devices, like us, must comply with applicable regulations and submit a 510(k) premarket submission for review to receive clearance to list and market their medical devices. The 510(k) must establish substantial equivalence to a predicate medical device. Some Class 2 medical devices are exempt from filing a 510(k) but in some instances, Class 2 medical devices may be required to file a Premarket Approval, or PMA, application.

Medical devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared medical device, are classified as Class 3 medical devices and require a PMA before commercialization.

All medical device manufacturers must register their establishments with the FDA; such registrations require the payment of user fees. In addition, both 510(k) premarket submissions and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review.  We intend to sell non-contact infrared thermometers (“Thermometers”) which may require FDA 510(k)-clearance.

If required to obtain 510(k)-clearance for our Thermometers in the future, we may be required to submit a premarket notification demonstrating that the proposed medical device is substantially equivalent to a previously cleared 510(k) device. FDA's 510(k) clearance pathway usually takes from three to twelve months. On average the review time is approximately six months, but it can take significantly longer than twelve months in some instances, as the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, require a PMA. The FDA requires each manufacturer to determine whether the proposed change requires submission of a new 510(k) notice, or a premarket approval, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Overview of  Thermometer Exemption During the COVID-19 Public Health Crisis

On January 31, 2020, the Secretary of the U.S. Health and Human Services determined that the COVID-19 outbreak resulted in a public health emergency.   During a formally declared public health emergency, the Secretary may circumvent public participation in temporary rules and guidances.  The current COVID-19 public health crisis declaration resulted in the Food & Drug Administration’s implementation of the “Enforcement Policy for Clinical Electronic Thermometers During the Coronavirus Disease 2019 (COVID19) Public Health Emergency,” or “FDA Thermometer Guidance.”  The enforcement policy in this guidance applies to clinical electronic thermometers, which are regulated as Class 2 devices under 21 CFR 880.2910.  Without the FDA Thermometer Guidance, all new manufacturers of clinical electronic thermometers would be required to apply for 510(k)-clearance before marketing and selling such thermometers.

•

Fever is a common symptom of COVID-19, typically appearing 2-14 days after exposure.  The FDA implemented the FDA Thermometer Guidance to increase the number of screening and diagnostic tools that could possibly assist in the identification of those individuals who may be infected with COVID-19.  During the COVID-19 public health crisis, the FDA does not intend to object to the distribution and use of clinical electronic thermometers that are not currently 510(k)-cleared where such devices do not create an undue risk in light of the public health emergency.  Therefore, during the COVID-19 public health crisis, we are permitted to sell  Thermometers without submitting a 510(k) application.  The enforcement discretion policy under FDA Thermometer Guidance will remain in effect only while the Secretary maintains that the United

States is in a public health crisis. At which time that Secretary declares that the public health crisis is over, we will likely need to obtain 510(k) clearance to continue marketing our Thermometers.

Risk Factors

Investing in our securities cinvolves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this AIF and the other information in our publicly filed documents before investing in our securities. The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. These risks are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have reported negative cash flows from operating activities and may do so in future periods.

Despite the Corporation’s positive cash and cash equivalents position of $16.6 million as at March 31, 2020 and that the Corporation continues to operate as a going concern, the Corporation reported negative cash flow from operating activities of $31.4 million and $8.2 million for Fiscal 2020 and Fiscal 2019, respectively, and has historically, in certain prior fiscal years, reported negative cash flow from operating activities. The Corporation may also continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. Although the Corporation anticipates that it will have positive cash flow from operating activities in future periods, it cannot guarantee that such future positive cash flow from operating activities will be obtained. In addition, negative cash flows may continue longer than the Corporation has planned for which could cause liquidity issues.

The Corporation may also be unable to obtain future borrowings in an amount sufficient to enable them to pay debt or to fund other liquidity needs. If sufficient liquidity is not obtained, the Corporation may need to refinance or restructure all or a portion of its debt on or before maturity, sell assets or borrow more money or issue equity, which may not be possible on terms satisfactory to the Corporation, or at all. In addition, any refinancing could be at higher interest rates and may require the Corporation to comply with more onerous covenants which could further restrict its business operations. If the Corporation continues to report negative cash flows from operating activities, or any failure to obtain any required additional financing on favourable terms, or at all, such events could have a material adverse effect on the business, financial condition and results of operation of the Corporation.

We may not be able to maintain our operations without additional funding.

As of March 31, 2020, Neptune had $16.6 million of cash and cash equivalents. We had negative cash flows from operating activities of $31.4 million during Fiscal 2020. We may be unable to generate sufficient cash flow from operations or to obtain future borrowings in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If we do not have sufficient liquidity, we may need to refinance or restructure all or a portion of our debt on or before maturity, sell assets or borrow more money or issue equity, which we may not be able to do on terms satisfactory to us or at all. In addition, any refinancing could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations. We may also try to raise the necessary capital through securities offerings. Such offerings are subject to market conditions and are beyond our control. Our existing ATM has available capacity as of the date of this annual report of US$31.4 million. There are several conditions that must be met in order for us to access the ATM and it only commits the agent to use commercial reasonable efforts, and thus is not a guaranteed source of financing. Further the ATM may be cancelled by the agent at their sole discretion at any time with 10 trading days’ notice. We have no other arranged sources of financing available to us. Our failure to obtain any required additional financing on favourable terms, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks inherent to the cannabis industry.

We operate our cannabis business in a highly regulated and rapidly evolving market. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the license(s) or any failure to maintain the license(s) would have a material adverse impact on the business, financial condition and operating results of the Corporation.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies that may be imposed. Changes in government levies, including taxes, could reduce the Corporation’s earnings and could make future capital investments or the Corporation’s operations uneconomic.

We are subject to laws and regulations and guidelines, changes in which could increase our costs and individually or in the aggregate adversely affect our business.

We are subject to laws and regulations affecting our operations in a number of areas. These laws and regulations affect the Corporation’s activities in areas including, but not limited to, the cannabis industry in Canada, the hemp business in the United States, consumer protection, labor, intellectual property ownership and infringement, import and export requirements, and environmental, health and safety.

The successful execution of our business objectives is contingent upon compliance with all applicable laws and regulatory requirements and obtaining all other required regulatory approvals, which may be onerous and expensive. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation and the expansion of the Corporation’s business, could individually or in the aggregate make the Corporation’s products and services less attractive to our customers, delay the introduction of new products, or cause the Corporation to implement policies and procedures designed to ensure compliance with applicable laws and regulations. There can be no assurance that the Corporation’s employees, contractors, or agents will not violate such laws and regulations or Neptune’s policies and procedures.

We may be unable to manage our growth effectively.

Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology and workforce. We must also maintain close coordination among our technology, compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

To support our growth, we may have to further increase our investment in technology, facilities, personnel and financial and management systems and controls. We may also have to further expand our procedures for monitoring and assuring our compliance with applicable regulations, and may need to integrate, train and manage a growing employee base. The expansion of our existing businesses, and expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

Acquisitions or investments may not yield the returns expected, which, in turn, could adversely affect our business, financial condition and results of operations.

We expect to selectively pursue strategic acquisitions, as well as additional strategic and other investments, in the future as suitable opportunities arise. Acquisitions and other investments present challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration, the potential disruption of each company’s respective ongoing businesses, possible inconsistencies in standards, controls, procedures, and policies, unanticipated costs of terminating or relocating facilities and operations, unanticipated expenses relating to such integration, contingent obligations, and the reconciliation of corporate cultures. Those operations could divert management’s attention from the business, cause a temporary interruption of or loss of momentum in the business, and adversely affect our results of operations and financial condition. Acquisitions may be an important source of new products, technologies, customers, geographies and channels to market. The inability to consummate and integrate new acquisitions on advantageous terms, or the failure to achieve a favorable return on our strategic and other investments, could adversely affect our ability to grow and compete effectively.

Failure to successfully establish and manage acquisitions, collaborations, joint ventures or partnerships could adversely affect our growth.

We also evaluate and enter into collaborations, joint ventures or partnerships from time to time to enhance our research and development efforts or expand our product portfolios and technology. The process of establishing and maintaining collaborative relationships is difficult and time-consuming to negotiate, document and implement. We may not be able to successfully negotiate such arrangements or the terms of the arrangements may not be as favorable as anticipated. Furthermore, our ability to generate revenues from such collaborations will depend on our partners’ abilities and efforts to successfully perform the functions assigned to them in these arrangements and these collaborations may not lead to development or commercialization of products in the most efficient manner, or at all. In addition, from time to time, we have acquired, and we may acquire, only a majority or minority interest in companies and provided or may provide earnouts for the former owners along with the ability, at our option, or obligation, at the former owners’ option, to purchase the minority interests at a future date at an established price. These investments may have additional risks and may not be as efficient as other operations as we may have fiduciary or contractual obligations to the minority investors and may rely on former owners for the continuing operation of the acquired business. If we are unable to successfully establish and manage these collaborative relationships and majority investments it could adversely affect our future growth.

Markets for our products and services are highly competitive, and we may be unable to compete effectively in these markets.

Our products and services, including our consumer products, are offered in highly competitive markets that may be characterized by aggressive price competition and resulting downward pressure on gross margins, frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in product price/performance characteristics, rapid adoption of technological advancements by competitors and price sensitivity on the part of consumers and businesses.

Additionally, our consumer products may compete on the basis of product performance, brand recognition and price. Advertising, promotion, merchandising and packaging also have significant impacts on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition requiring substantial expenditures for advertising, sales promotion and trade merchandising. If a product gains consumer acceptance, it typically requires continued advertising, promotional support and product innovations to maintain its relative market position. If our advertising, marketing and promotional programs are not effective or adequate, our net sales may be negatively impacted.

Some of our competitors are larger than us and have greater financial resources. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than we can. Competitive activity may require the Corporation to increase its spending on advertising and promotions and/or reduce prices, which could lead to reduced sales, margins and net earnings.

We may not meet timelines for project development.

The Corporation’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition operating results, and timelines for project development of the Corporation. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, operating results, and timelines for project development of the Corporation.

Product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our business, reputation, financial condition or results of operations.

Product contamination or tampering, the failure to maintain high standards for product quality, safety and integrity, including with respect to raw materials and ingredients obtained from suppliers, or allegations (whether or not valid) of product quality issues, mislabeling, misbranding, spoilage, allergens, adulteration or contamination with respect to products in our portfolio may reduce demand for such products, and cause production and delivery disruptions or increase costs, which could adversely affect our business, reputation, financial condition or results of operations. If any of the products in our portfolio are mislabeled or become unfit for consumption or cause injury, illness or death, or if appropriate resources are not devoted to product quality and safety (particularly as we expand our portfolio into new categories) or to comply with changing product safety requirements, we could decide to, or be required to, recall products and/or we may be subject to liability or government action, which could result in payment of damages or fines, cause certain products to be unavailable for a period of time, result in destruction of product inventory, or result in adverse publicity (whether or not valid), which could reduce consumer demand and brand equity. Moreover, even if allegations of product contamination or tampering or suggestions that our products were not fit for consumption or use are meritless, the negative publicity surrounding assertions against us or products in our portfolio or processes could adversely affect our reputation or brands. Our business could also be adversely affected if consumers lose confidence in product quality, safety and integrity generally, even if such loss of confidence is unrelated to products in our portfolio. Any of the foregoing could adversely affect our business, reputation, financial condition or results of operations. In addition, if we do not have adequate insurance, if we do not have enforceable indemnification from suppliers, manufacturers, distributors, joint venture partners or other third parties or if indemnification is not available, the liability relating to such product claims or disruption as a result of recall efforts could materially adversely affect our business, financial condition or results of operations.

We are subject to credit risk from our customers.

The Corporation is subject to credit risk of its customers, and its profitability and cash flow are dependent on receipt of timely payments from clients. Any delay in payment by the Corporation’s customers may have an adverse effect on the Corporation’s profitability, working capital and cash flow. There is no assurance that the Corporation will be able to collect all or any of its trade receivables in a timely matter. If any of the Corporation’s clients face unexpected situations such as financial difficulties, the Corporation may not be able to receive full or any payment of the uncollected sums or enforce any judgment debts against such clients, and the Corporation’s business, results of operations and financial condition could be materially and adversely affected. Receivables from selected customers are covered by credit insurance, with a typical coverage amount of 90% of the invoiced amount, but there can be no assurance that such insurance will be available for all of the Corporation’s customers.

Our sales are often made without long-term commitments, and there can be no assurance that future sales will be sustained.

Sales of our products are often made pursuant to individual purchase orders or contracts and not under long-term commitments. The Corporation’s clients frequently do not provide any assurance of minimum or future sales and are generally not contractually prohibited from purchasing alternative products from our competitors at any time. Accordingly, we are exposed to competitive pricing pressures on each potential order. Our clients may also engage in the practice of purchasing products from more than one provider to avoid dependence on sole-source suppliers for certain of their needs. The existence of these practices may make it more difficult for us to increase prices, gain new clients and win repeat business from existing clients.

Conflicts of interest may arise between the Corporation and its officers and directors, which could adversely affect our operations.

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may potentially be engaged in a range of business activities. In addition, its executive officers and directors may potentially devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations.

In addition, we may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Corporation may be dealing, or which may be seeking investments similar to those the Corporation desires. The interests of these persons could conflict with the Corporation’s interests. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Corporation’s directors are required to act honestly, in good faith and in the Corporation’s best interests.

Our ability to forecast revenues, costs and sales is limited by a number of factors.

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources for our products. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

We may also, from time to time, hold finished goods in inventory and such inventory has a shelf life. Finished goods in our inventory includes cannabis products that may reach expiration and not be sold. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on our business, financial condition, and results of operations.

Because we will rely on our manufacturing operations to produce a significant amount of the cannabis and hemp-based products we expect to sell, disruptions in our manufacturing system or losses of manufacturing certifications could adversely affect our sales and customer relationships

We own, manage, and operate a manufacturing, processing facility in Sherbrooke, Québec, where we plan to produce all, or nearly all of the cannabis oil that we expect to sell to our customers and operate a hemp extraction facility in Conover, North Carolina following the acquisition of the business of SugarLeaf. Accordingly, we are highly dependent on the uninterrupted and efficient operation of our facilities. Any significant disruption in our operations at our facilities for any reason, including as a result of regulatory requirements, quality of raw material, equipment failures, natural disasters, fires, accidents, work stoppages, power outages, or other reasons, could disrupt our supply of products to our customers, adversely affecting our sales and customer relationships, and our business financial condition and/or results of operations could be materially adversely affected. Lost sales or increased costs that we may experience during a disruption of operations may not be recoverable under our insurance policies. Additionally, our ability to meet a significant increase in demand for our products, or to supply our customers during a significant disruption, would be dependent on our ability to secure and maintain appropriate third-party manufacturing or supply arrangements. There is no assurance that we would be able to maintain such supply arrangements on terms favourable to us, or at all. Should we fail to maintain such arrangements or to replace them on terms favourable to us, our business, financial condition, and operations would be negatively impacted.

Our future success depends on the sales of our consumer products and turnkey solutions products.

We derive a large portion of our revenues from the sale of our turnkey solutions products and expect to derive an increasing portion of our revenues from the sale of consumer products. Our investments in and strategies used for our brand marketing are critical to achieve brand awareness with current customers, educate potential new customers and convert potential new customers into customers. However, there can be no assurance that our principal products will continue to receive, maintain or increase market acceptance. The inability to successfully commercialize our turnkey solutions and specialty ingredient products, in the future, for any reason, would have a material adverse effect on our financial condition, prospects and ability to continue operations. The overall commercialization success of our products depends on several factors, including:

•	continued market acceptance of our products by the nutraceutical market;
•	the amount of resources devoted by our distribution partners to continue the commercialization efforts of our products in our core geographic markets;

•	maintaining supply of our products to meet the purchase orders of our distribution partners;
•	receipt of regulatory approvals for our products from regulatory agencies in certain territories in which we wish to expand our commercialization efforts;
•	the number of competitors in our market;
•	protecting and enforcing our intellectual property and avoiding patent infringement claims.

Our activities rely on certain third-party suppliers, contract manufacturers and distributors, and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations.

For our consumer product and nutraceutical activities, we purchase certain important ingredients and raw materials from third-party suppliers and, in certain cases, we engage contract manufacturers to supply us with finished products. Part of our strategy is to enter into and maintain arrangements with third parties related to the development, testing, production, packaging, and commercialization of our products to our customers which are then responsible for the marketing and distribution of the products. Our revenues are dependent to a great extent on the successful efforts of these third parties. Entering into strategic relationships can be a complex process and our interests and the interests of our partners may not be or remain aligned with our interests.

Real or perceived quality control problems with raw materials outsourced from certain regions or finished products manufactured by contract manufacturers could negatively impact consumer confidence in our products or expose us to liability. In addition, disruption in the operations of any such supplier or manufacturer or material increases in the price of raw materials, for any reason, such as changes in economic and political conditions, tariffs, trade disputes, regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war, or other events, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Also, currency fluctuations could result in higher costs for raw materials purchased abroad.

Some of our current and future partners may decide to compete with us, refuse or be unable to fulfill or honour their contractual obligations to us, or change their plans to reduce their commitment to, or even abandon, their relationships with us. There can be no assurance that our partners will market our products successfully or that any such third-party collaboration will be on favourable terms. We may not be able to control the amount and timing of resources our partners devote to our products. In addition, we may incur liabilities relating to the distribution and commercialization of our products. While the agreements with such customers generally include customary indemnification provisions indemnifying us for liabilities relating to third-party manufacturing, encapsulation or packaging of our products, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with our distributors’ handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur.

Our current and expected business activities expose us to the risk of liabilities arising from our operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We seek to minimize these risks through various insurance contracts from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits, and other terms and conditions. We retain an insurance risk for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to these business risks.

We cannot assure that our insurance will be sufficient to cover our losses. Any losses that insurance does not substantially cover could have a material adverse effect on our business, results of operations, financial condition and cash flows. The insurance industry has become more selective in offering some types of insurance, such as product liability, product recall, property and directors’ and officers’ liability insurance. Our current insurance program is consistent with both our past level of coverage and our risk management policies. However, we cannot assure that we will be able to obtain comparable insurance coverage on favorable terms, or at all, in the future.

If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

We have methods to identify, monitor, and manage our risks; however, these methods may not be fully effective. Some of our risk management methods may depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date, or properly evaluated. If our methods are not fully effective or we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially and adversely affected. In addition, our insurance policies may not provide adequate coverage.

We may be subject to product liability claims or regulatory action.

As a manufacturer and distributor of products which are ingested by humans, we face the risk of exposure to product liability claims, regulatory action, and litigation if products we produce are alleged to have caused loss or injury. We may be subject to these types of claims due to allegations that our products caused or contributed to injury or illness, failed to include adequate instructions for use, or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk exists for our nutraceutical products, however, the risk is exacerbated for our cannabis and hemp-based products, by the fact that cannabis and hemp use may increase the risk of experiencing adverse events or other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis and hemp-based products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis and hemp-based products, like the manufacture and sale of any ingested product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may have to recall cannabis and hemp-based products we produce, or nutraceuticals products we as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our customers. There can be no assurance that we will be able to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured.

Our products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects, or interactions with other substances, packaging safety, and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada and applicable sate authorities, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis or hemp industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of the products sold by license holders generally.

Although we have detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of that brand and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on the results of operations and financial condition of the Corporation. Product recalls may also lead to increased scrutiny of the Corporation’s operations by the FDA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Our manufacturers may be unable to comply with cGMP requirements.

All manufacturers and suppliers of over-the-counter products must comply with applicable current Good Manufacturing Practices regulations (“cGMP”) enforced by the FDA for the manufacture of the Corporation’s products, which are enforced by the FDA through its facilities inspection program. The FDA may conduct inspections of the Corporation’s third-party manufacturers to assure they are in compliance with such regulations. These cGMP requirements include quality control, quality assurance and the maintenance of records and documentation, among other items. The Corporation’s manufacturers may be unable to comply with these cGMP requirements and with other regulatory requirements. A failure to comply with these requirements may result in fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, warning or untitled letters, import or export bans or restrictions, and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing, or sale of the Corporation’s products. If the safety of any products supplied to the Corporation is compromised due to a third-party manufacturer’s failure to adhere to applicable laws or for other reasons, the Corporation may not be able to successfully sell its products. The Corporation cannot assure you that its third-party manufacturers will continue to reliably supply products to the Corporation at the levels of quality, or the quantities, the Corporation requires, and in compliance with applicable laws and regulations, including cGMP requirements.

The public health crisis may end while we have excess inventory of our Thermometers.

We intend to sell our Thermometers without FDA premarket clearance or approval during the public health crisis, which is permitted by the FDA pursuant to an enforcement discretion policy in effect during the COVID-19 pandemic to the extent the products comply with certain expectations of the FDA as espoused in the FDA's policy.  The U.S. Secretary of Health and Human Services may declare that the public health crisis has concluded at which time, all exemptions including the exemption that allows us to sell our Thermometers without FDA premarket clearance or approval may also conclude.  The Secretary may make such declaration at any time and without public warning or notice.  If such declaration is made, it may immediately snap back requirements that we cannot meet without regulatory clearances or approvals.  Without such regulatory clearances or approvals, we may be left with excess inventory that we will not be able to sell which could negatively affect the future earnings of our business.

The FDA may declare that ethanol is not generally recognized as safe and effective for use in Hand Sanitizers like ours.

We intend to manufacture at least one type of Hand Sanitizer according to the 1994 Tentative Final Monograph.  But ethanol has been designated a Category IIISE active ingredient.  Category IIISE active ingredients may be marketed and sold under such designation until the FDA determines whether the active ingredient is safe and effective.  Through an administrative process, the FDA may determine that ethanol for use in hand sanitizers is safe and effective and re-designate as a Category I.  In the alternative, the FDA may determine that ethanol is not safe and effective and re-designate ethanol as a Category II.  If ethanol is re-designated as a Category II active ingredient, ethanol cannot be marketed and sold in hand sanitizers.  If one or more of our types of Hand Sanitizers cannot be sold under the 1994 Tentative Final Monograph, we may be required to immediately stop all sales and recall remaining Hand Sanitizers which would cause us to have excess inventory that we will not be able to sell and could negatively affect the future earnings of our business.

If we are not able to sell our Thermometers after the public health crisis ends, there is no guarantee that the FDA will grant our Thermometers the necessary 510(k) clearance to continue to market and sell the Thermometers, which would adversely affect our ability to grow our business.

Without the public health crisis in effect, thermometers like ours would likely require affirmative marketing authorization granted by the FDA. The FDA may not approve or clear our Thermometers for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may altogether refuse our requests for 510(k) clearance, de novo reclassification or PMA for our Thermometers should we apply for the necessary regulatory approval or clearance.

Even if our Thermometers are cleared or approved by the FDA, modifications to our Thermometers may require new regulatory clearances or approvals, or may require us to recall or cease marketing it until the necessary clearances or approvals are obtained.

Any modifications to our Thermometers following marketing authorization in the United States, if any, may require new regulatory approvals or clearances such as 510(k) clearances or premarket approvals, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We may make modifications to our Thermometers in the future that we believe do not or will not require additional clearances or approvals. Further, our products could be subject to recall if we or the FDA determines, for any reason, that our products are not safe or effective or do not otherwise comply with regulatory requirements. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue, enforcement actions and potential operating restrictions imposed by the FDA.

Our Thermometers or Hand Sanitizers may in the future be subject to product recalls that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of certain commercialized products in the event of material deficiencies or defects in design or manufacture or a public health/safety issue. In the case of the FDA's authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. We may also choose to voluntarily recall a drug or device. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Once marketed, recalls of any of our products, including our Thermometers or Hand Sanitizers, would divert managerial and financial resources and have an adverse effect on our business, financial condition and results of operations. FDA requires that certain classifications of medical device recalls be reported to the FDA within 10 working days after the recall is initiated. Companies are required to make a report to the FDA of any correction or removal of a medical device if the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the Food, Drug and Cosmetic Act caused by the Thermometers or Hand Sanitizers which may present a risk to health. Even if the voluntary recalls are not reportable to FDA, companies are required to maintain certain records of recalls. We may initiate voluntary recalls involving our products in the future that we determine do not require us to notify the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action against us based on our failure conduct or report the recalls when they were conducted.

Competing forms of health products designed to support skin and wound sanitizing may be more desirable to consumers or may make our products obsolete.

There are currently many different consumer health products designed for skin and wound sanitizing that are being marketed to our potential customers. Further development of any of these types of products may lead to advancements in technology that may make our Hand Sanitizers obsolete. Consumers may prefer alternative products. We cannot guarantee that consumer health products designed for skin and wound sanitizing who will be purchasing our product will continue to grow within the industry as a whole. Any developments that contribute to the obsolescence of our products may substantially impact our business reducing our ability to commence or sustain generating revenues.

We are subject to foreign currency fluctuations, which could adversely affect our financial results.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Currency risk relates to the portion of our business transactions denominated in currencies other than the Canadian dollar.

During Fiscal 2020, approximately 35% of our revenues were in U.S. dollars, and the majority of our expenses, including the purchase of raw materials, were in U.S. dollars. If the values of foreign currencies including the United States dollar and Euro fluctuate significantly more than expected in the foreign exchange markets, our operating results and financial condition may be adversely affected.

We must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We rely on various information technology systems to manage our operations. Over the last several years, we have implemented, and we continue to implement, modifications and upgrades to such systems, including changes to legacy systems, replacing legacy systems with successor systems with new functionality, and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have a material adverse effect on our business, financial condition, or results of operations.

We may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks.

The protection of customer, employee, suppliers and other business data is critical to us. Federal, state, provincial and international laws and regulations govern the collection, retention, sharing, and security of data that we receive from and about our employees, customers and suppliers. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years and may see the imposition of new and additional requirements by provincial, state, and federal governments as well as foreign jurisdictions in which we do business. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these requirements by us. In addition, customers have a high expectation that we will adequately protect their personal information. If we or our service providers fail to comply with these laws and regulations, or experience a significant breach of customer, employee, supplier or other company data, our reputation could be damaged and result in an increase in service charges, suspension of service, lost sales, fines or lawsuits.

The use of credit payment systems makes us more susceptible to a risk of loss in connection with these issues, particularly with respect to an external security breach of customer information controlled by us, or by third parties under arrangements with us (including those with whom we have strategic alliances). A portion of our sales require the collection of certain customer data, such as credit card information. In order for our sales channel to function, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. In the event of a security breach, theft, leakage, accidental release or other illegal activity with respect to employee, customer, supplier or other company data, we could become subject to various claims, including those arising out of thefts and fraudulent transactions, and may also result in the suspension of credit card services. This could cause consumers to lose confidence in our security measures, harm our reputation as well as divert management attention, and expose us to potentially unreserved claims and litigation. Any loss in connection with these types of claims could be substantial. In addition, if our electronic payment systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are reliant on these systems, not only to protect the security of the information stored, but also to appropriately track and record data. Any failures or inadequacies in these systems could expose us to significant unreserved losses, which could materially and adversely affect our earnings and the market price of securities. Our brand reputation would likely be damaged as well.

If we fail to comply with data protection laws in the U.S. and abroad, we may be subject to fines, penalties and other costs.

Recently, there has been heightened regulatory and enforcement focus on data protection in the U.S. (at both the state and federal level) and abroad, and an actual or alleged failure to comply with applicable U.S. or foreign data protection regulations or other data protection standards may expose us to litigation (including, in some instances, class action litigation), fines, sanctions or other penalties, which could harm our reputation and adversely impact our business, results of operations and financial condition. This regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, the European Union’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, greatly increases the jurisdictional reach of EU law and adds a broad array of requirements related to personal data, including individual notice and opt-out preferences and the public disclosure of significant data breaches. Additionally, violations of the GDPR can result in fines of as much as 4% of a company’s annual revenue. Other governments have enacted or are enacting similar data protection laws, including data localization laws that require data to stay within their borders. Beginning in 2020, we will also be required to comply with certain additional requirements under the California Consumer Privacy Act. All of these evolving compliance and operational requirements, as well as the uncertain interpretation and enforcement of laws, impose significant costs and regulatory risks that are likely to increase over time. Our failure to comply with these evolving regulations could expose us to fines, penalties and other costs that could adversely impact our financial results

Increasing awareness of health and wellness are driving changes in the consumer products industry, and if we are unable to react in a timely and cost-effective manner, our results of operations and future growth may be adversely affected.

We must continually anticipate and react, in a timely and cost-effective manner, to changes in consumer preferences and demands, including changes in demand driven by increasing awareness of health and wellness and demands for transparency or cleaner labels with respect to product ingredients by consumers and regulators. Consumers, especially in developed economies such as the U.S. and Canada, are rapidly shifting away from products containing artificial ingredients to all-natural, healthier alternatives. In addition, there has been a growing demand by consumers, non-governmental organizations and, to a lesser extent, governmental agencies to provide more transparency in product labeling and our customers have been taking steps to address this demand, including by voluntarily providing product-specific ingredients disclosure. These two trends could affect the types and volumes of our ingredients and compounds that our customers include in their consumer product offerings and, therefore, affect the demand for our products. If we are unable to react to or anticipate these trends in a timely and cost-effective manner, our results of operations and future growth may be adversely affected

We are required to make estimates and assumptions in the preparation of our financial statements.

The preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the notes accompanying its financial statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause the Company’s operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Company. Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following: assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation, assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense, assessing the fair value of services rendered in exchange of warrants, assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets, and assessing the criteria for recognition of tax assets. Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following: estimating the recoverable amount of non-financial assets, estimating the fair value of bonus and options that are based on market and non-market conditions, estimating the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business, including the related contingent consideration, and estimating the litigation provision as it depends upon the outcome of proceedings.

We are subject to taxation in multiple jurisdictions, and changes in taxation may impact our earnings.

The Company will operate and will be subject to income tax and other forms of taxation (which are not based upon income) in multiple tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates is also subject to change. Therefore, the Company’s earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. The Company may have exposure to greater than anticipated tax liabilities or expenses. The Company will be subject to income taxes and non- income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities and the determination of the Company’s provision for income taxes and other tax liabilities will require significant judgment.

We are subject to anti-money laundering laws and regulations in multiple jurisdictions, which include restrictions on cannabis-related businesses.

The Corporation will be subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the U.S. Department of the Treasury issued a memorandum providing instructions to banks seeking to provide services to marijuana related businesses (the “FCEN Memo”). The FCEN Memo states that in some circumstances, it may not be appropriate to prosecute banks that provide services to marijuana-related businesses for violations of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo. Under U.S. federal law, banks, or other financial institutions that provide a cannabis-related business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding, and abetting, or conspiracy.

If any of the Corporation’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States or Canada were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Corporation has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, the Corporation may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Laws in the United States may make it difficult for us to open bank accounts for our business.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Similarly, because the 2018 Farm Bill has not yet been fully implemented; the Corporation relies on exemptions promulgated pursuant to the 2014 Farm Bill; and the FDA continues to assert that CBD cannot be added to food or dietary supplements, it is possible that banks may refuse to open bank accounts for the deposit of funds related to the Corporation’s hemp operations. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Corporation.

We are party to and may become party to future litigation and regulatory proceedings.

We are party to existing litigation cases and could become party to litigation from time to time in the ordinary course of business, which could adversly affect our business. Should any litigation in which Neptune is or becomes involved be decided against us, such a decision could adversely affect our ability to continue operating and the market price for the Common Shares and could require the use of significant resources. Even if Neptune is involved in litigation and is successful, litigation can redirect significant company resources and attention away from our business and may have a material adverse effect on our business, financial condition, financial performance or financial prospects.

Moreover, from time to time, the Company may be a party to legal and regulatory proceedings, including matters involving governmental agencies, entities with whom it does business and other proceedings arising in the ordinary course of business. The Company will evaluate its exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have an adverse impact on the Company’s financial results.

Significant uncertainty remains with respect to the future impact of COVID-19 on our business.

Depending on the duration and severity of the current COVID-19 pandemic, it may also have the effect of heightening many of the other risks in this AIF, such as risks relating to the successful completion of our growth and expansion projects, including our ability to obtain regulatory approvals on the expected timelines or at all; our ability to maintain adequate internal controls in the event that our employees are restricted from accessing our regular offices for a significant period of time; and restricted access to capital and increased borrowing costs.

Catastrophic events outside of our control, including pandemics, may harm our results of operations or damage our facilities.

A catastrophic event where we have our operations, offices or manufacturing facilities, such as an earthquake, tsunami, flood, typhoon, fire, power disruption or other natural or manmade disaster, computer virus, cyber attack, terrorist attack, war, riot, civil unrest or other conflict, or an outbreak of a public health crisis including epidemics, pandemics (such as COVID-19) or outbreaks of new infectious diseases or viruses, as well as related events that can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets. A catastrophic event where Neptune has important operations could disrupt the Corporation’s operations or those of its contractorsa nd impair production or distribution of its products, damage inventory, interrupt critical functions or otherwise negatively affect its business, harming Neptune’s results of operations.

We may be negatively impacted by the value of our intangible assets.

We are required to review the carrying value of our intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, we adjust the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. Any write-down of intangible assets may have a material adverse effect on our results of operations in the period in which the write-down occurs.

Our commercial success depends, in part, on our intellectual property rights.

Our success depends in part on our ability to develop products, obtain patents, protect our trade secrets and operate without infringing third-party exclusive rights or without others infringing our exclusive rights or those granted to us under licence. The patent position of a corporation is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. We do not know whether we will be able to develop other patentable proprietary technology and/or products. Furthermore, we cannot be completely certain that our future patents, if any, will provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, we cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent us from marketing our products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as ours or invent or have invented other products based on our patented products.

If third-party licences are required, we may not be able to obtain them, or if obtainable, they may not be available on reasonable terms. Furthermore, we could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licences or alternative technologies could delay the market launch of certain of our products, or even prevent us from developing, manufacturing or selling certain products. In addition, we could incur significant costs in defending ourselves in patent infringement proceedings initiated against us or in bringing infringement proceedings against others.

In some cases, we cannot determine with any certainty whether we have priority of invention in relation to any new product or new process covered by a patent application or if we were the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that our patents would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, part of our technological know-how constitutes trade secrets. We require that our employees, consultants, advisers and collaborators sign confidentiality agreements. However, these agreements may not provide adequate protection in the event of unauthorized use or disclosure of our trade secrets, know-how or other proprietary information.

Claims that our technology or products infringe on intellectual property rights of others could be costly to defend or settle, could cause reputational injury and would divert the attention of our management and key personnel, which in turn could have a material adverse effect on our business, results of operations, financial condition and cash flows.

A failure by us to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications related to our proprietary technologies, inventions and improvements that are important to the development of our business. The United States Patent and Trademark Office (USPTO) released a policy on May 2, 2019 clarifying that, with certain exceptions, USPTO will accept applications for trademarks for products that meet the definition of hemp. It is possible that USTPO changes this policy or later takes the position that the current policy does not apply to the Corporation’s products. Accordingly, there is risk certain intellectual property may not be afforded trademark protection. The inability to protect intellectual property could have a material adverse effect on our business, operations, and financial condition.

Because the patent position of companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, reexamined or circumvented. If our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. As a result, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make unauthorized use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, or is using, an illegally obtained intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right was to be infringed by, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put one or more of our pending patent applications at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our research, technical and management personnel from their normal responsibilities.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

We are subject to risks inherent to the nutraceutical industry.

In December 2006, the U.S. Congress passed legislation requiring companies that manufacture or distribute dietary supplements to report serious adverse events allegedly associated with their products to the U.S. FDA and institute recordkeeping procedures for all alleged adverse events (serious and non-serious). The legislation requires manufacturers and distributors of dietary supplements to report to the U.S. FDA any serious adverse event reports received, even if the party making the report provides no medical or other information to the manufacturer or distributor. There is a risk that consumers, the press or government regulators could misinterpret adverse event reports as evidence of causation by the ingredient or product complained of, which could lead to consumer confusion, damage to our reputation, banned or recalled ingredients or products, increased insurance costs, class action litigation and a potential increase in product liability litigation, among other things. Distribution of our products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that we will obtain the requisite approvals in the relevant countries or that we will not incur significant expense in obtaining regulatory approvals or maintaining them in effect. In addition, on February 11, 2019, the FDA announced that it intends to modernize its laws and regulations governing dietary supplements. Any such changes may have a material effect on the Corporation.

We are heavily dependent on the export of products to the United States. The U.S. FDA is able to block the import entry of any product that “appears” to violate U.S. law, which represents a low evidentiary standard for the U.S. FDA. Future changes in U.S. requirements and interpretations of those requirements, coupled with the “appears” to violate the law standard for refusing entry of imported products, increases the possibility that our products may not have full access to the U.S. market and poses additional risks to our business.

Our inability to maintain our regulatory approvals and permits could adversely affect our business and financial results.

The Corporation is required to obtain and maintain certain federal and state permits, licenses and approvals in the jurisdictions where its products are manufactured and/or sold. There can be no assurance that the Corporation will be able to obtain or maintain necessary licenses, permits or approvals. Any material delay or inability to receive these items is likely to delay and/or inhibit the Corporation’s ability to conduct its business, and would have an adverse effect on its business, financial condition and results of operations.

Risks Associated with a Change in U.S. Administrations.

The United States presidential election will occur in November 2020. This upcoming election creates political uncertainty as to the position the United States will take with respect to world affairs and events. This uncertainty may include issues such as enforcement of the U.S. federal laws. Implementation by the U.S. of new legislative or regulatory regimes could impose additional costs on the Corporation, decrease U.S. demand for the Corporation’s products or otherwise negatively impact the Corporation, which may have a material adverse effect on the Corporation’s business, financial condition and operations.

Risks Related to the Cannabis Industry

Limited standardized research on the effect of cannabis.

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements in this prospectus or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for our products.

The cannabis industry and market are relatively new in Canada, and this industry and market may not continue to exist or develop as anticipated or we may ultimately be unable to succeed in this industry and market.

As a license holder authorized to process cannabis, we will be operating our business in a relatively new industry and market, and our success in the cannabis market will depend in part on our ability to attract and retain customers. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, we will need to make significant investments in our business strategy. These investments include the procurement of high value raw material, extraction equipment, site improvements and research and development projects. We expect that competitors will undertake similar investments to compete with us. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause our future efforts to develop our business to be unsuccessful or to have undesired consequences for us. As a result, we may not be successful in our efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than we currently anticipate in order to be successful.

We will compete for market share with other companies licensed by Health Canada, some of which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have.

As a holder of a license for standard processing, we expect to face competition from license holders and other potential competitors which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have. In addition, it is possible that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities and product offerings much greater than ours. As a result of this competition, we may be unable to develop our operations as currently proposed, on terms we consider acceptable, or at all.

There are currently a significant number of applications for cannabis licenses being processed by Health Canada. The number of licenses granted and the number of license holders ultimately authorized by Health Canada could have an adverse impact on our ability to compete for market share in Canada’s cannabis industry. We expect to face competition from new market entrants that are granted licenses under the Cannabis Act or existing license holders that are not yet active in the industry. If a significant number of new licenses are granted by Health Canada, we expect increased competition for market share and the competition may place downward price pressure on cannabis products as new entrants may increase extraction, purification and formulation capacity.

As a holder of a license for standard processing, we may also face competition from unlicensed and unregulated market participants, including individuals or groups that are able to process cannabis without a license and illegal dispensaries and black-market participants selling cannabis and cannabis-based products in Canada. These competitors may be able to offer products with higher concentrations of active ingredients than we may be authorized to produce and sell and using delivery methods, including edibles, concentrates and vaporizers, that we will be prohibited from currently offering to individuals in Canada. The competition presented by these participants, and any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from license holders for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products, could adversely affect the licit cannabis market, result in increased competition through the black market for cannabis, or may have an adverse impact on the public perception of cannabis use and licensed cannabis producers.

In addition, the Cannabis Act permits consumers in Canada to produce a limited amount of cannabis for their own medical or adult recreational purposes or to designate a person to produce a limited amount of cannabis on their behalf for medical purposes. Widespread reliance upon this allowance could reduce the current or future consumer demand for cannabis from license holders.

If the number of users of cannabis in Canada increases, the demand for products will increase. This could result in the competition in the cannabis industry becoming more intense as current and future competitors begin to offer an increasing number of diversified cannabis products. Conversely, if there is a contraction in the market for cannabis in Canada, competition for market share may increase. To remain competitive, we intend to invest in research and development; however, we may not have sufficient resources to establish research and development efforts on a competitive basis.

Our activities and resources in the Canadian cannabis industry rely on a single facility.

To date, our activities and resources in the Canadian cannabis industry have been primarily focused on our facility located in Sherbrooke, Québec, and we will continue to focus on such facility for the foreseeable future. Adverse changes or developments affecting this facility could have a material and adverse effect on our business and financial condition.

We may be unable to attract or retain key personnel with sufficient experience in the cannabis industry, and we may be unable to attract, develop and retain additional employees required for our development and future success.

Our success will be largely dependent on the performance of our management team and certain employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

Each director and officer of a company that holds a license is subject to the requirement to obtain and maintain a security clearance from Health Canada. Under the Cannabis Act, certain additional key personnel are required to obtain and maintain a security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all.

Unfavorable publicity or consumer perception regarding the cannabis industry could decrease demand for our products and adversely impact our operating results.

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of the Corporation. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for our products, and the business, results of operations, financial condition and cash flows of the Corporation.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or our products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Corporation and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure.

Cannabis is an agricultural product. As such, its supply is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases, and similar agricultural risks. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt production activities with our suppliers and partners and have an adverse effect on our business.

We rely on third parties for our supply of cannabis.

We do not cultivate cannabis to supply ourselves with cannabis leaves, flowers and trim to operate our extraction business. We currently obtain cannabis from third parties in amounts sufficient to operate our extraction business. However, there can be no assurance that there will continue to be a supply of cannabis available for us to process or purchase a sufficient amount of cannabis to operate our business. Additionally, the price of cannabis may rise which would increase our cost of goods. If we are unable to acquire the cannabis required to operate our extraction business or if the price of cannabis increases, it could have a material adverse impact on our business, our financial condition and results from operations.

If any of our key suppliers fails to provide inputs meeting our quality standards, we may need to source cannabis, equipment or other inputs from other suppliers, which may result in additional costs and delay in the delivery of our products and services to our clients. There is no assurance that our suppliers will be able to supply and deliver the required materials to us in a timely manner or that the materials they will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Corporation may materially and adversely affect or delay its production schedule and affect its product quality. If we cannot secure materials of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, we may not be able to deliver its products to our clients on time with required quality. The Corporation’s suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which our operations rely. Loss of its suppliers, service providers or distributors would have a material adverse effect on the Corporation’s business and operational results.

We may not be able to transport our cannabis products to customers in a safe and efficient manner.

We will depend on fast and efficient third-party transportation services to distribute our cannabis products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our services. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

The security of products during transportation will be of the utmost concern. A breach of security during transport or delivery could result in the loss of high-value product. A failure to take steps necessary to ensure the safekeeping of cannabis could also have an impact on our ability to operate under our license(s), to renew or receive amendments to such licenses, or to receive required new licenses.

Our cannabis products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the cannabis products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of the products sold by license holders generally.

The tax burden related to our expected cannabis and hemp-related activities is still uncertain.

Tax regimes, including excise taxes and sales taxes, can disproportionately affect the price of our products, or disproportionately affect the relative price of our products versus other cannabis and hemp-based products. Because our expected products are targeted at the premium cannabis market, tax regimes based on sales price can place us at a competitive disadvantage in certain price-sensitive markets. As a result, our volume and profitability may be adversely affected in these markets.

Additionally, the Corporation may incur significant tax liabilities if the U.S. Internal Revenue Service (“IRS”) continues to determine that certain expenses of businesses working with the cannabis plant are not permitted tax deductions under section 280E of the U.S. Internal Revenue Code of 1986, as amended (“Code”). Section 280E of the Code prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has invoked section 280E of the Code in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of section 280E of the Code favorable to cannabis businesses.

Canadian Regulatory Risks

We must comply with requirements for licenses and permits in Canada and the failure to maintain these could adversely affect our operations.

Certain operations of the Corporation require it to obtain licenses for the production and distribution of cannabis products, and in some cases, renewals of existing licenses from, and the issuance of permits by Health Canada. The Corporation believes that it currently holds or has applied for all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. In addition, the Corporation will apply for, as the need arises, all necessary licenses and permits to carry on the activities it expects to conduct in the future. However, the ability of the Corporation to obtain, sustain or renew any such licenses and permits on acceptable terms, or at all, is subject to changes in regulations and policies and to the sole discretion of the applicable authorities or other governmental agencies. Any loss of interest in any such required license or permit, or the failure of any governmental authority to issue or renew such licenses or permits upon acceptable terms, or at all, would have a material adverse effect on the business, financial condition, and results of the operations of the Corporation.

As a holder of a license for standard processing, we will be subject to ongoing inspections by Health Canada to monitor our compliance with its licensing requirements. Our license(s) that we obtained, or may in the future obtain, in Canada may be revoked or restricted at any time in the event that we are found not to be in compliance. Should we fail to comply with the applicable regulatory requirements or with conditions set out under our license(s), should our license(s) not be renewed when required, or be renewed on different terms, or should our license(s) be revoked, we may not be able to produce, process or distribute cannabis products.

We operate in Canada out of our existing facility located in Sherbrooke, Québec, which is required to comply with Health Canada requirements. Our facility is therefore subject to the adherence of ongoing standards and thresholds in order to maintain the appropriate certificate. Although the Corporation believes it will continue to meet such ongoing requirements, there is no guarantee that the required certification will be maintained. Any loss in certification would have a material adverse effect on the business, financial condition, and results of the operations of the Corporation.

Our current license with Health Canada expires on January 4, 2022. Prior to the expiration, we must submit to Health Canada an application for renewal of such license. There can be no assurance that we will be able to renew our existing license and any failure to renew such license would have a material adverse impact on our business, financial condition, and operating results.

The adult use cannabis industry and regulations governing the industry are still developing.

Cannabis for adult use only became legal in Canada in late 2018. As a result, the industry and the regulations governing the industry are rapidly developing. If they develop in ways that differ from the Corporation’s expectations, the business and results of operations may be adversely impacted.

In addition, regulations are continuing to be developed for different aspects of the adult-use cannabis industry in Canada. On October 17, 2019, amendments to the Cannabis Regulations came into force which introduced a regulatory regime for three new classes of cannabis products: edibles containing cannabis, topicals containing cannabis and cannabis extracts. The regulations and market for such products and adult recreational-use cannabis generally may not develop, or may not develop as the Corporation expects or on the timeline that is expected, which could have a material adverse effect on the Corporation’s business and results of operations.

Further, certain jurisdictions have announced that not all classes will be immediately available for sale. Québec and Newfoundland & Labrador have announced that vaping products will not be immediately available for sale. Québec has also introduced restrictions on the sale of most categories of edible products. Such restrictions or new restrictions in other jurisdictions may have an adverse impact on the Corporation’s business and operations.

We may not able to comply with changes to the provincial and territorial regulatory frameworks.

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational use and related matters by the federal government, the Cannabis Act and includes provisions stipulating that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis, such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have implemented regulatory regimes for the distribution, sale and consumption of cannabis for adult recreational use within those jurisdictions. However, these frameworks continue to change and evolve since the legalization of adult use cannabis. For example, in Quebec, more restrictive regulations regarding consumption and minimum age have been enacted, and in other provinces changes to licensing and retail are being contemplated. Such changes may adversely impact the Corporation’s business and operations. Further, there is no guarantee that the current provincial and territorial regulatory regimes will remain in place or unchanged. There is no assurance that the Corporation will be able to comply or continue to comply with applicable existing and new regulations.

In addition to competition from licensed produsers, we face competition from illegal dispensaries and black market suppliers.

In addition to competition from licensed producers and those able to produce cannabis legally without a license, the Corporation also faces competition from unlicensed and unregulated market participants, including illegal dispensaries and black-market suppliers selling cannabis and cannabis-based products in Canada.

Despite the legalization of medical and adult recreational-use cannabis in Canada, black market operations remain and are a substantial competitor to our business. In addition, illegal dispensaries and black market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under current Canadian regulations, and (ii) use delivery methods that the Corporation is currently prohibited from offering to individuals in Canada, (iii) use marketing and branding strategies that are restricted under the Cannabis Act and Cannabis Regulations, and (iv) make claims not permissible under the Cannabis Act and other regulatory regimes. As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in Canada, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from licensed producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our market share and (iii) adversely impact the public perception of cannabis use and licensed cannabis producers and dealers, all of which would have a materially adverse effect on our business, operations and financial condition.

U.S. Regulatory Risks

Changes to state or federal regulation could make it difficult for us to produce and sell our products in the United States.

The 2018 Farm Bill was signed into law on December 20, 2018. The 2018 Farm Bill removed hemp from the CSA and established a federal regulatory framework for hemp production in the United States. Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marihuana”; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the USDA as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA. Any such plan submitted by a state, territory, or Indian tribe to the USDA must meet or exceed minimum federal standards and receive USDA approval. Any state, territory, or Indian tribe that does not submit a plan to the USDA, or whose plan is not approved by the USDA, will be regulated by the USDA; provided that, states retain the ability to prohibit hemp production within their borders.

Marijuana continues to be classified as a Schedule I substance under the CSA. As a result, any cannabinoids (including CBD) derived from marijuana, as opposed to hemp, or any products derived from hemp containing in excess of 0.3% THC on a dry-weight basis, remain Schedule I substances under U.S. federal law. Cannabinoids derived from hemp are indistinguishable from those derived from marijuana, and confusion surrounding the nature of our products, inconsistent interpretations of the definition of “hemp”, inaccurate or incomplete testing, farming practices and law enforcement vigilance or lack of education could result in our products being intercepted by federal and state law enforcement as marijuana and could interrupt and/or have a material adverse impact on the Corporation’s business. The Corporation could be required to undertake processes that could delay shipments, impede sales or result in seizures, proper or improper, that would be costly to rectify or remove and which could have a material adverse effect on the business, prospects, results of operations or financial condition of the Corporation. If the Corporation mistakes in processing or labeling and THC in excess of 0.3% on a dry-weight basis was found in our products, the

Corporation could be subject to enforcement and prosecution under local, state, and federal laws which would have a negative impact on the Corporation’s business and operations.

Notwithstanding the passage of the 2018 Farm Bill and the publication of the USDA’s IFR, the 2014 Farm Bill will remain in effect through October 31, 2020. Accordingly, unless otherwise indicated in the applicable state plan approved by the USDA, a cultivator authorized to cultivate industrial hemp pursuant to the 2014 Farm Bill may continue to do so through October 31, 2020. Under both the 2014 Farm Bill and the 2018 Farm Bill, states have authority to adopt their own regulatory regimes, and as such, regulations will likely continue to vary on a state-by-state basis. States take varying approaches to regulating the production and sale of hemp and hemp-derived products under the 2014 Farm Bill and state food and drug laws. The variance in state law and that state laws governing hemp production are rapidly changing may increase the chance of unfavorable law enforcement interpretation of the legality of our operations. Further, such variance in state laws that may frequently change increases the Corporation’s compliance costs and risk of error.

While some states explicitly authorize and regulate the production and sale of hemp products or otherwise provide legal protection for authorized individuals to engage in commercial hemp activities, other states maintain outdated drug laws that do not distinguish between marijuana, hemp and/or hemp-derived CBD, resulting in hemp being classified as a controlled substance under state law. In these states, sale of CBD, notwithstanding origin, is either restricted to state medical or adult-use marijuana program licensees or remains otherwise unlawful under state criminal laws. Variance in hemp regulation across jurisdictions is likely to persist. This patchwork of state laws may, for the foreseeable future, materially impact the Corporation’s business and financial condition, limit the accessibility of certain state markets, cause confusion amongst regulators, and increase legal and compliance costs.

Unfavorable interpretations of laws governing hemp processing activities could subject us to enforcement or other legal proceedings and limit our business and prospects.

There are no express protections in the United States under applicable federal or state law for possessing or processing hemp biomass derived from lawful hemp not exceeding 0.3% THC on a dry weight basis and intended for use in finished product, but that may temporarily exceed 0.3% THC during the interim processing stages. While it is a common occurrence for hemp biomass to have variance in THC content during interim processing stages after cultivation but prior to use in finished products, there is risk that state or federal regulators or law enforcement could take the position that such hemp biomass is a Schedule I controlled substance in violation of the CSA and similar state laws. Further, there is a risk that North Carolina state regulators and/or law enforcement may interpret provisions of North Carolina law prohibiting unlawful marijuana activity to apply to in-process hemp at our SugarLeaf facility so that such activity is considered unlawful under state law.

In the event that the Corporation’s operations are deemed to violate any laws or if we are deemed to be assisting others to violate a state or federal law, the Corporation could be subject to enforcement actions and penalties, and any resulting liability could cause the Corporation to modify or cease its operations.

Changes to regulatory compliance requirement, including the FDA’s position on CBD and other cannabinoids as Food or Dietary Ingredients, could adversely affect our business prospects and financial results.

The production, labeling and distribution of the Corporation’s products are regulated by various federal, state and local laws and agencies. These laws and regulations change frequently and may restrict the sale of the Corporation’s products in certain states or entirely. In addition, governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Corporation’s product claims or the Corporation’s ability to sell its products in the future. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that the Corporation may violate one or more of the requirements. If the Corporation’s operations are found to be in violation of any such laws or any other governmental regulations, the Corporation may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, or the curtailment or restructuring of the Corporation’s operations, any of which could adversely affect the Corporation’s business and financial results.

The 2018 Farm Bill expressly preserves the FDA’s authority to regulate certain products containing cannabis or cannabis-derived compounds under the FD&C Act. Certain provisions of the FD&C Act preclude a substance from being added to a food and prohibit a substance from being marketed as a dietary supplement or dietary ingredient if such substance has been approved by the FDA as a new drug, or if such substance has an authorized IND under which substantial clinical investigations have been instituted and the existence of such investigations has been made public. Because CBD is the subject of public drug trials and is in an FDA-approved drug, the FDA takes the position that it is unlawful under the FD&C Act to introduce food containing added CBD into interstate commerce, or to market CBD as, or in, dietary supplements, regardless of whether the substances are hemp-derived. Additionally, the FDA requires any product (including hemp-derived products) intended for use as a drug, to be subject to certain safety standards and approved by the FDA for its intended use before it may be introduced into interstate commerce.

To date, the FDA has been clear in its position, and has consistently repeated its position, through public statements and enforcement. The FDA has enforced its position through warning letters to companies marketing CBD products as dietary supplements, particularly where such marketing includes health and/or medical claims that establish CBD products are intended for use as drugs. State regulatory agencies have enforced similar policies through warning letters, seizures, and, in some cases, more serious legal action. Failure to comply with the FD&C Act and applicable state law may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Further, the Corporation’s advertising is subject to regulation by both the FTC under the Federal Trade Commission Act and the FDA under the FD&C Act and its regulations, and the FTC has taken its own action against companies marketing CBD products with unsubstantiated claims.

While the FDA has focused its enforcement and public statements on CBD products, in its March 5, 2020 public update and report to Congress it acknowledged that some product developers may be marketing “full spectrum” or “broad spectrum” hemp extracts as foods or dietary supplements, rather than CBD isolates. The FDA did not assert that such products that contain CBD as a natural constituent will conclusively be regulated the same way as products marketed as and containing CBD isolate. However, the FDA indicated that it is considering how such products compare to CBD isolates, which may impact the FDA’s evaluation of the regulatory status and compliance of such products. The Corporation’s hemp-derived products are produced from “full spectrum” or “broad spectrum” hemp extracts, and not from CBD isolate, and the Corporation therefore believes that its products are not precluded from marketing at this time. Any determination by a court or federal agency that hemp-derived materials that incidentally include CBD as a natural constituent of the hemp-derived product is not permissible for use as a dietary ingredient, or is an adulterant, would have a materially adverse effect upon the Corporation and its business. At any point, enforcement strategies of a given agency can change and may result in increased enforcement efforts, which would materially impact the Corporation’s business. Additionally, some states also permit advertising and labeling laws to be enforced by their attorney general, who may seek relief for consumers, class action certifications, class-wide damages and product recalls of products sold by the Corporation. Private lawsuits may also seek relief for individual (or a class of) consumers, including class-wide damages and product recalls of products sold by the Corporation. Any actions against the Corporation by governmental authorities or private litigants could have a material adverse effect on the Corporation’s business, financial condition and operations.

International expansion of our business could expose us to further regulatory risks and compliance costs.

If the Corporation intends to expand internationally or engage in the international sale of hemp-derived products, it will become subject to the laws and regulations of the foreign jurisdictions in which it operates, or in which it imports or exports products or materials, including, but not limited to, customs regulations in the importing and exporting countries. The laws governing hemp and hemp-derived cannabinoids differ in various jurisdictions and are subject to change. Under the 1961 United Nation Single Convention, all extracts of the cannabis plant are considered Schedule I substances.

The varying laws and rapidly changing regulations may impact the Corporation’s operations, including, but not limited to, the Corporation’s ability to ensure compliance. In addition, the Corporation may avail itself of proposed legislative changes in certain jurisdictions to expand its product portfolio, which expansion may include business and regulatory compliance risks as yet undetermined. Failure by the Corporation to comply with the evolving regulatory framework in any jurisdiction could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Changes in international legal, regulatory, or governmental requirements could adversely affect our business.

The legal and regulatory requirements and local business culture and practices in the foreign countries in which the Corporation may expand are different from those in which it currently operates. The Corporation’s officers and directors will be required to rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to, and affect the Corporation’s business operations, and to assist with governmental relations. The Corporation must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance the Corporation’s understanding of, and appreciation for, the local business culture and practices. The Corporation will be required to also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Corporation’s control. The impact of any such changes may adversely affect the Corporation’s business.

Risks Related to Our Securities

The following risk factors apply with respect to the Corporation’s securities.

Volatility in the market price of our Common Shares may affect your ability to sell shares on favourable terms.

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have periodically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future.

We have never paid any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay cash dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If there is insufficient liquidity in our Common Shares, it could adversely affect your ability to sell your shares.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX and NASDAQ or achieve listing on any other public stock exchange. There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell Common Shares.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of a Corporation by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

We may pursue opportunities or transactions that may adversely affect our business and financial condition.

Our management, in the ordinary course of our business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Neptune by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for our existing products, significant distribution arrangements, the sale of all of the shares of Neptune and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of our securities. Our policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless we are required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell our securities are doing so at a time when we are not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of our securities.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of our ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. We may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect our business and financial condition.

Risks Related to Our Status as a Foreign Private Issuer

As a foreign private issuer, we are subject to different reporting and disclosure requirement under U.S. securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer.

U.S. investors may be unable to enforce certain judgments against us in Canada.

Neptune is a corporation existing under the Business Corporations Act (Québec). A number of our directors and officers are residents of Canada or other jurisdictions outside of the United States, and substantially all of our assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Corporation or upon its directors and officers. Execution by United States courts of any judgment obtained against the Corporation or any of the Corporation’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Corporation’s directors and executive officers under the United States federal securities laws. The Corporation has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Dividends

We do not anticipate paying any dividend on our Common Shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

Description of Our Share Capital

The authorized share capital of the Corporation is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”), issuable in one or more series. In accordance with our articles of incorporation, we created the “Series A Preferred Shares”, which are non-voting shares.

As at March 31, 2020, there were a total of (i) 99,338,135 Common Shares and no Preferred Shares issued and outstanding, (ii) options to purchase 17,067,427 Common Shares issued and outstanding, (iii) deferred share units which settle in 48,313 Common Shares issued and outstanding, (iv) restricted share units which settle in 2,099,998 Common Shares issued and outstanding and (v) warrants to purchase 6,175,000 Common Shares issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Corporation. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Corporation from the Corporation’s funds that are duly available for the payment of dividends.

Winding-Up and Dissolution

In the event of the Corporation’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and general by-laws of the Corporation, each of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Preferred Shares

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Corporation’s board of directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Corporation with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Corporation’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Corporation’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The board of directors of the Corporation has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Corporation of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

Market for Our Securities

The Common Shares are listed and posted for trading on the TSX under the symbol “NEPT” and NASDAQ under the symbol “NEPT”.

Trading Prices and Volumes

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by the TSX and NASDAQ for each month of our Fiscal 2020.

Period	TSX (CDN$)				NASDAQ (US$)
	High	Low	Average Daily Volume	Total Monthly Volume	High	Low	Average Daily Volume	Total Monthly Volume
March 2020	2.97	1.35	262,946	5,784,810	2.22	0.96	1,052,580	23,156,767
February 2020	3.18	2.21	286,145	5,436,770	2.40	1.67	929,425	17,659,083
January 2020	4.31	3.01	215,972	4,751,400	3.31	2.27	687,341	14,434,162
December 2019	4.08	3.25	189,297	3,785,950	3.10	2.47	577,857	12,135,004
November 2019	4.76	3.25	245,373	5,152,850	3.60	2.46	749,848	14,996,967
October 2019	5.28	4.33	147,881	3,253,400	3.96	3.13	559,415	12,866,567
September 2019	6.15	4.49	181,939	3,638,790	4.66	3.40	751,540	15,030,809
August 2019	7.65	5.21	280,493	5,890,360	5.80	3.93	1,034,741	22,764,310
July 2019	8.60	5.50	593,120	13,048,650	6.57	4.20	1,648,808	36,273,783
June 2019	6.96	5.17	480,725	9,614,510	5.22	3.86	1,548,204	30,964,094

Period	TSX (CDN$)				NASDAQ (US$)
	High	Low	Average Daily Volume	Total Monthly Volume	High	Low	Average Daily Volume	Total Monthly Volume
May 2019	6.16	4.97	265,755	5,846,610	4.54	3.70	653,395	14,374,693
April 2019	5.86	4.17	343,561	7,214,800	4.35	3.13	661,636	13,894,356

Issuance of Securities

For information in respect of options and warrants to purchase Common Shares and Common Shares issued or issuable upon the exercise of options and warrants, see the notes to our Fiscal 2020 financial statements. We did not otherwise issue any class of securities of Neptune that is not listed or quoted on a marketplace during Fiscal 2020.

Directors and Officers

Directors

The table below sets out the name, place of residence, principal occupation and security holding in the Corporation and the period during which each such director has so served as well as the member of each committee of the Board of Directors as of the date hereof. Directors are elected at each annual shareholders meeting for a term that expires on the date of the Corporation’s next annual shareholders meeting or until his or her successor is duly elected, unless prior thereto the director resigns or otherwise vacates office.

Name and Place of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as Director of the Corporation	Common Shares, Directly or Indirectly, Beneficially Owned as of March 31, 2020
John Moretz (1)(2)(3)(5)(6) North Carolina, USA	Chief Executive Officer and President, Moretz Marketing LLC	Director, Chairman of the Board and Chair of the Special Transaction Committee	2014	3,955,816
Joseph Buaron (4)(6) Ontario, Canada	Co-Founder and CTO – goPeer Corporation	Director and Chair of the Operations and IT Committee	2020	-
Michael Cammarata (3)(5)(6) Florida, USA	President and Chief Executive Officer of the Corporation	Director, President and Chief Executive Officer	2019	1,582,775
Ronald Denis (2)(3)(4) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director	2000	-
Michael A. De Geus (6) Virginia, United States of America	Founder and Chief Executive Officer of Leatherback Gear, LLC	Director	2020	-
Hélène F. Fortin (1)(2)(3)(5) Québec, Canada	Chartered Professional Accountant	Director, Chair of the Audit Committee and Chair of the Governance Committee	2018	100
Richard P. Schottenfeld (1)(3)(4)(5) New York, USA	Managing Partner & CEO of Schottenfeld Group, LLC	Director, Chair of the Compensation and Human Resources Committee and Chair of the Nominating Committee	2016	3,537,540

(1)    Member of the Audit Committee of the Corporation

(2)    Member of the Governance Committee

(3)    Member of the Nominating Committee

(4)    Member of the Compensation and Human Resources Committee

(5)    Member of the Special Transaction Committee

(6)    Member of the Operations and IT Committee

The information as to outstanding Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons.

Officers

The following table sets out the name, place of residence and position held with us for each of our executive officers as of March 31, 2020.

Name and Place of Residence	Position Held	With the Corporation Since	Common Shares, Directly or Indirectly, Beneficially Owned as of March 31, 2020
Michael Cammarata Florida, USA	President and Chief Executive Officer	2019	1,582,775
David Mayers Ontario, Canada	Chief Operating Officer	2020	-
Jean-Daniel Bélanger Québec, Canada	Vice President, Legal Affairs & Corporate Secretary	2012	-
Jacqueline Khayat Quebec, Canada	Vice President, Business Development	2014	-
Claudie Lauzon (1) Québec, Canada	Interim Chief Financial Officer and Treasurer	2009	-
Stephen Lijoi New York, USA	VP, Operations	2019	-
Michel Timperio Québec, Canada	President, Cannabis Business	2010	78,489
Graham Wood Québec, Canada	Chief Scientific Officer	2019	-
(1) On April 7, 2020, Neptune appointed Toni Rinow as Chief Financial Officer at which time Ms. Lauzon ceased serving as Interim Chief Financial Officer.

As of March 31, 2020, the directors and executive officers and key members of our management, as a group, beneficially owned or exercised control or direction over approximately 9,154,720 (9.21%) of the outstanding Common Shares of Neptune.

The following are brief biographies of Neptune’s directors and executive officers and key members of our management as of the date hereof:

Board of Directors

Mr. John Moretz – Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director of Kathy Ireland, LLC. In addition, he is the Managing Director of various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the textile industry building and marketing numerous consumer brands. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2012. Mr. Moretz founded Moretz Marketing in 1987 to create and manage lifestyle brands licensing opportunities. He serves on the following boards: Neptune Wellness Solutions-Chairman, LED Technologies, Blowing Rock Brewery, and McCubbin Hosiery, LLC.

Joseph Buaron - Director

Mr. Buaron is co-founder and CTO of goPeer, Canada’s first regulated consumer peer-to-peer lender, he additionally serves as Chief Strategy Officer to Loti Wellness Inc., a Canadian self-care consumer brand. Prior, Mr. Buaron served as CTO of Schmidt’s Naturals, where he led the technology, AI, digital marketing and consumer support divisions through transition from start-up to enterprise, and subsequently through the acquisition by Unilever, and the integration that followed. Mr. Buaron is a seasoned CTO with over two-decades related experience as an entrepreneur, investor, programmer, solutions architect, and DevOps engineer. His passion for technology reflects his recognition for the tremendous impact it has on our lives and its potential for creating a better tomorrow. Immersed in technology, Mr. Buaron strives to provide vision, leadership, form relationships, and eliminate barriers to allow the brightest minds to flourish.

Michael Cammarata – Director, Chief Executive Officer

Mr. Cammarata became CEO of Neptune Wellness Solutions July 8, 2019. Mr. Cammarata is the founder of Random Occurrence, a venture capital and private equity firm. He invested in and cofounded Schmidt’s Naturals, one of the world’s fastest growing wellness brands, leading it from fledgling start-up to acquisition in 2017 by Unilever and onto record breaking growth in 2018. He remained CEO of Schmidt’s Naturals until June 2019, leading its rapid expansion into new and innovative products, retailers and global markets. Mr. Cammarata is a new breed of unconventional CEO with a personal mission to invest and scale companies globally that will make sustainable innovation and modern wellness solutions accessible to the world. He believes that natural products are the future and that every person deserves natural products that work and minimize their harm to people, the planet and animals. Through all his investments, Mr. Cammarata is looking toward future technologies, including AI and machine learning to create stronger connections and personalized products for customers. He is a passionate advocate for ending animal testing in cosmetics. Raised in New York, Mr. Cammarata’s dyslexia made school challenging, but that perspective allowed him to identify opportunities others missed. He became a technology and marketing wunderkind by his mid-teens. He rapidly gained a reputation as an innovative entrepreneur, creating $85 million in revenue by his twenties.

Michael A. de Geus – Director

Mr. de Geus is a highly accomplished security executive with domestic and international cyber investigative and physical security experience. He is the founder and Chief Executive Officer of Leatherback Gear, LLC., a producer of bullet proof backpacks. He also served as a Special Agent in federal law enforcement with the Department of Homeland Security and has served on various assignments both physically and with cyber security since 2008. Previously, he served as the Director of Sales at Koro Sun Report in the Fiji Islands and as a consultant for MD Consulting, working on various projects from developing branding and new store layouts to helping with various start-up companies. Mr. de Geus is a Ph.D. Candidate in Public Policy specializing in Homeland Security at Walden University, holds a Master of Science in International Relations from the Troy State University and holds a Bachelor of Science in Criminal Justice from California State University Fullerton.

Dr. Ronald Denis – Director

Dr. Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Hélène F. Fortin – Director

Ms. Fortin has been practicing public accounting for more than 35 years. A member of CPA Québec, she lectured in Accounting and Auditing during more than 20 years at many universities in both the undergraduate and graduate levels. She was actively involved from 1982 to 2018 with the Canadian Institute of Chartered Accountants (CPA Canada), on the Interprovincial Board of Evaluators, and with the Auditing and Assurance Standards Board during which time the 36 international standards of auditing were adopted in Canada from 2006 to 2009. She has been serving on boards of directors of large public and private corporations since 2003 which provides her with exposure to the best practices within a wide range of organizations, including Loto Québec, a Crown Corporation of the Province of Québec, as Chair of the Board of Directors, UBS Bank (Canada), Institute of Corporate Directors/Quebec, VoiceAge

Corporation, and the federal department audit committees of the Public Service Commission. Former positions include the following Boards: CBC/Radio-Canada, Hydro-Québec, Infrastructure Québec, Concordia University, Assuris, Bellus Health and the audit committee for the federal Canada Economic Development Agency Quebec regions, and Agriculture and Agri-Food Canada. She is also actively involved with asset management and financing/funding strategies in her role as trustee/advisor for large pension plans, estates, and foundations.

Richard P. Schottenfeld – Director

Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

Executive Officers

Dr. Toni Rinow – Vice President & Chief Financial Officer

Dr. Rinow is well known for accelerating revenue streams through acquisitions, corporate development, sales and marketing, and financings in the global healthcare and consumer product markets. Her professional career has included leadership roles in both public and private pharmaceutical and consumer product organizations, where she spearheaded acquisitions across Canada, Latin America, and India.

She has successfully facilitated the negotiation of significant international corporate alliances  and oversaw a large life science investment portfolio. She previously held the position of General Manager of Jubilant DraxImage, a global leader in nuclear medicine.

She has a keen interest in robotics, natural language processing and machine learning especially with a focus on the retail consumer markets and was trained at Massachusetts Institute of Technology (MIT). In addition to her double Masters in Business Administration (MBA) and Accounting from McGill University, she holds a doctorate in physical chemistry from the Université de Montréal (Ph.D), and a chemical engineering degree from the European Higher Institute of Chemistry in Strasbourg, France. Dr. Rinow believes in giving back to the community and sits on the Board of Directors of several not-for-profit organizations.

Mr. Jean-Daniel Bélanger – Vice President, Legal Affairs & Corporate Secretary

Mr. Bélanger joined the Corporation as Director Corporate Affairs in November 2012 and has been acting as Secretary of the Board since June 2014. Appointed VP Legal Affairs in June 2017, he is in charge of all legal, and corporate law matters. A 2018 finalist as Quebec General Counsel of the year – Small/Mid Cap Companies, and finalist at the 2015 Canadian General Counsel Awards as “Leader of Tomorrow”, he holds a law degree from the Université de Montréal (2005) and has been a member of the Québec Bar since 2006. Prior to joining the Corporation, Mr. Bélanger was a partner in a Montreal boutique securities law firm, where he practiced in the areas of mergers and acquisitions, corporate finance and securities, and general corporate and commercial law. He is also a member of the Board of Québec Bourse, a non-profit organization promoting public market access in Quebec.

Ms. Jackie Khayat – Vice President, Business Development – Cannabis Business

Ms. Khayat joined Neptune in 2014 as Director of Sales. With more than 15 years of combined nutraceutical and healthcare sales experience, she has played a key role in the execution of global strategies and development of new markets. In 2017, she was promoted to the role of VP International Sales and most recently to the role of VP Business Development for Neptune’s Cannabis Business where she plays a strategic role in the commercialization of this important business category. Prior to joining Neptune, Ms. Khayat has held several key positions in global companies such as 3M Canada. She graduated from the Faculty of Medicine at the Université de Montréal in 2001 with a Science degree specializing in Nutrition. She has also earned a Graduate Degree in Management from HEC Montreal and is now completing her Executive Master of Business Administration at Concordia University.

Mr. Stephen Lijoi – Vice President, Operations

Mr. Lijoi oversees all of Neptune’s extraction, manufacturing and packaging operations at the Corporation’s two facilities, Sherbrooke, Quebec and Conover, North Carolina. He has over 30 years of experience in quality assurance and overseeing all aspects of pharmaceutical and nutritional supplement manufacturing operations. His wide-ranging experience includes positions with global companies, supervising over 1000 employees, managing rapid capacity expansions and holding responsibilities with several manufacturing facilities in various countries. He has also been involved with comprehensive cGMP and FDA regulatory programs and standards.

Mr. David Mayers – Chief Operating Officer

Mr. Mayers brings to Neptune 30 years of senior level executive leadership experience and expertise in Corporate Strategy execution, M&A implementation, R&D, Quality, Supply Chain, Operations and Facility Expansion across several industries, including cannabis extraction, pharmaceuticals, healthcare, and health and wellness. David previously served as Chief Operating Officer of MediPharm Labs Inc., a global leader in specialized, research-driven pharmaceutical-quality cannabis extraction where he was responsible for strategic direction and daily operation of the organization, including direct responsibility of Manufacturing, HR, R&D, IT, Security, Quality, Project Management, Procurement and Supply Chain. Prior to MediPharm, he served as Chief Executive Officer and Chief Operating Officer of Impopharma Inc., a specialty generic pharmaceutical company developing innovative nasal and pulmonary inhalation products for the U.S. market, where he was responsible for strategic direction and operation of the organization. David previously served as President of WellSpring Pharma Services, a division of WellSpring Pharmaceuticals, as well as Vice President of Operations and Director of Quality Control at Purdue Pharma.

Mr. Michel Timperio – President, Cannabis Business

Mr. Timperio was appointed President of Neptune’s Cannabis Business in 2017 where he plays an essential role in helping position the Corporation in business segments characterized by larger size and growth. During his 20-year career at Neptune, he held positions of chairman of the Board of Directors from 2000-2008 and VP of Business Development where he was instrumental in the Corporation’s early development and growth by helping create a new nutrition products category, omega-3 krill oil. His entrepreneurial drive lead him to build a start-up venture in residential construction components. He previously worked for large corporations, including Armstrong World Industries and Reichhold Chemicals, where he held senior management business development positions. Mr. Timperio also had a political career; he was active as alderman for 20 years for one of the largest cities in Québec. He obtained his Bachelor of Commerce at Concordia University.

Dr. Graham Wood – Chief Scientific Officer

Dr. Graham Wood joined Neptune as Chief Scientific Officer in 2019. He leads the corporation’s clinical programs, research and development strategy and product development efforts to deliver high quality differentiated products to the global natural product and legal cannabis industries. Dr. Wood has twenty years of clinical research experience, including as the Chief R&D Officer at Altasciences, where he was responsible for developing innovative nonclinical and clinical techniques and overseeing the clinical pharmacology study designs. He was also Chief Executive Officer at Manna Research, which he grew from a single clinical research site to the largest family practice site network in Canada. As President at Cetero Research, he was responsible for the early and late stage clinical development conducted at the Cetero facilities in Toronto and Miami. He holds a PhD in Neurology and Neurosurgery from McGill University and worked as Fellow at the National Institute of Health.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of Neptune, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:
(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Except as set forth below, to the knowledge of Neptune, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)

is, or has been, within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Legal Proceedings and Regulatory Actions

The Corporation is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of such proceedings and claims against the Corporation is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Corporation, the most significant outstanding proceedings and claims are as follows:

(a)

The Corporation has received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a corporation controlled by the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial cost and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The parties have presented their appeal factum to the panel on their positions and the parties are pending a hearing date on this matter.

(b)

In August 2014, the Corporation initiated arbitration proceedings against a former customer claiming the approximate amount of $5 million (US$3.7 million) for unpaid krill oil products sold and delivered under a distributorship agreement entered into in December 2011. The full amount receivable has been written-off. In August 2018, this former customer amended its counterclaim to seek from the Corporation the approximate amount of $193 million in damages (AU$201 million). As of the date hereof, no agreement has been reached. The Corporation intends to pursue its claim and to vigorously defend against this counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award.

Although the outcome of these and various other claims and legal proceedings against the Corporation as at March 31, 2020 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

On November 6, 2015, Neptune and its insurers filed a motion to institute proceedings before the Superior Court of Montreal against 17 defendants (engineering firms and engineers), alleging that the defendants had not taken all the appropriate measures to ensure that Neptune’s plant met the safety standards and the required construction standards, and were therefore jointly responsible for the explosion that took place on November 8, 2012. The total claim of the plaintiffs amounts to $24.4 million, with approximately $7 million representing Neptune’s claim. No trial date has been set.

Interest of Management and Others in Material Transactions

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation.

On November 11, 2019, the Corporation entered into a collaboration agreement with International Flavors & Fragrances Inc. to co-develop hemp-derived CBD products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”) is also a party to the agreement to provide related branding strategies and promotional activities and will be paid royalties in connection with these activities. App Connect is indirectly controlled by Mr. Michael Cammarata.

Escrowed Securities

To the knowledge of the Corporation, as of the date hereof, no securities of any class of securities of the Corporation are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer.

Transfer Agents and Registrars

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

Material Contracts

The following is a list of the Corporation’s material contracts required to be listed under applicable Canadian securities laws that the Corporation has entered into since April 1, 2019 or prior thereto but which are still in effect:

(a)	the License for Standard Processing from Health Canada issued on January 4, 2019 to a subsidiary of the Corporation, 9354-7537 Québec Inc.;
(b)

the asset purchase agreement dated May 9, 2019 with SugarLeaf in respect of the SugarLeaf Acquisition, as described under “General Development of the Corporation – Fiscal Year Ended March 31, 2020 – Acquisition of the Assets of Hemp Processor SugarLeaf”;

(c)

the registration rights agreement dated October 2, 2019, by and between Neptune and certain persons set forth thereunder, pursuant to which the Corporation agreed to provide registration rights to certain of its investors;

(d)

the amended and restated processing agreement with Canopy Growth dated November 12, 2019, as described under “General Development of the Corporation – Fiscal Year Ended March 31, 2020 – Amended and Restated Processing Agreement with Canopy Growth Corporation”;and

(e)

The Open Market Sale Agreement with Jefferies LLC, dated as of March 11, 2020, as described under  “General Development of the Corporation – Fiscal Year Ended March 31, 2020  –Establishment of At the Market Program”.

Independent auditors

KPMG are the auditors of the Corporation and have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

Report on Audit Committee

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors, and lastly amended on November 14, 2017.

Composition of the Audit Committee

The Audit Committee is currently composed of three (3) members of Board of Directors: Ms. Hélène F. Fortin, acting as Chair person of the Committee, Mr. John M. Moretz and Mr. Richard P. Schottenfeld. From the experience set forth below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Under National Instrument 52-110 - Audit Committees, a member of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements.

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities, and (d) understanding of internal controls and procedures for financial reporting.

Ms. Hélène F. Fortin – Holding a graduate degree in Public Accounting with honours from McGill University, Hélène F. Fortin also earned a magna cum laude Bachelor of Business Administration degree with specialization in accounting and finance from Concordia University. She became a chartered accountant in 1982 and earned the title of ICD.D from the Institute of Corporate Directors in 2006 after completing the Directors Education Program. She has been practising public accounting for more than 35 years. A member of CPA Quebec, the Ordre des comptables professionnels agréés du Québec (OCPAQ), she was a member of the Auditing and Assurance Standards Board of CPA Canada (the Canadian Institute of Chartered Accountants) from 2006 to 2009, and has assisted the association’s Interprovincial Board of Evaluators for more than 30 years, all the while teaching accounting and certification in several Québec universities. She sits on numerous boards of major corporations and a variety of organizations, including the Institute of Corporate Directors (Québec section), the USB Bank (Canada), and VoiceAge presiding over the Audit, Governance, Human Resources, Finance and Retirement Fund Management committees. She also is the chairperson of the board of Loto Quebec since 2007, and a member of audit committees for federal departments. She formerly was a director on numerous boards including Concordia University, Hydro Quebec, Infrastructure Quebec, CBC Radio-Canada, Assuris, and Bellus Health. She actively contributes to training on the governance of corporations and boards of directors as an author, guest speaker, and workshop leader. Ms. Fortin earned the title of Fellow of the OCPAQ in February 2010, and of CPA Quebec in 2012.

Mr. John Moretz – Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director of Kathy Ireland, LLC. In addition, he is the Managing Director of various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the textile industry building and marketing numerous consumer brands. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2012. Mr. Moretz founded Moretz Marketing in 1987 to create and manage lifestyle brands licensing opportunities.

Mr. Richard P. Schottenfeld – Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

External Auditor Fees

	Financial Year Ended March 31, 2020	Financial Year Ended March 31, 2019
Audit Fees (1)	$561,400	$356,000
Audit-Related Fees (2)	$553,000	$35,000
Tax Fees (3)	$87,100	$54,000
Other Fees (4) ……………………..…	$9,200
Total Fees Paid	$1,210,700	$445,000

1.

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, interim reviews , securities filings, Sarbanes–Oxley Act Section 404 opinion on internal control over financial reporting and consultations on accounting or disclosure issues.

2.

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above.

3.	“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Tax fees include, but are not limited to, preparation of tax returns and R&D tax credit claims.
4.	“Other fees” consist of fees for other professional advisory services.

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s management proxy circular for its 2019 annual and special meeting of shareholders held on August 14, 2019 and will be contained in Neptune’s management proxy circular for its annual and special meeting of shareholders to be held on August 12, 2020. Additional financial information is also provided in the Corporation’s financial statements and MD&A for the most recently completed fiscal year. These documents and additional information related to Neptune are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.html.

A.

Schedule “A”
Charter of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.
4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager (if any) and management in separate sessions, if considered necessary, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the Audit Commitee as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.
3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered professional accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

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5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.
6.	Non-audit services of minimal amount satisfy the pre-approval requirements on the following conditions:
(a)

that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

(b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
(c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors, if applicable, before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year.
4.

Review with financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation, and the results of any external audit procedures, if applicable.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously. On a quarterly basis, the Committee shall monitor and report in the minutes of meeting any such complaint.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.
2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under Toronto Stock Exchange rules.
3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.
4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

A-2

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.
6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.
7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.
2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.

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